Exhibit 99.1

SHINHAN BANK

Separate Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the separate financial statements of Shinhan Bank (“the Bank”), which comprise the separate statements of financial position as of December 31, 2018 and 2017, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as of December 31, 2018 and 2017, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error,

design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Notes		December 31, 2018 (*1)	December 31, 2017 (*1)

Assets
Cash and due from banks	4,6,9,40,41	~~W~~	9,405,839	14,712,506
Securities at fair value through profit or loss	4,7,41		12,811,266	-
Trading assets	4,7,41		-	8,834,871
Derivative assets	4,8,41		1,488,548	2,602,689
Loans at amortized cost	4,9,41		233,246,276	-
Loans at fair value through profit or loss	4,9		645,237	-
Loans	4,9,41		-	216,985,347
Securities at fair value through other comprehensive income	4,10,17		30,731,281	-
Available-for-sale financial assets	4,10,17		-	31,126,397
Securities at amortized cost	4,10,17		16,230,964	-
Held-to-maturity financial assets	4,10,17		-	14,358,584
Property and equipment	11,16,17		1,942,867	1,988,437
Intangible assets	12		204,308	186,757
Investments in subsidiaries and associates	13		2,351,986	2,246,214
Investment properties	14		571,130	598,125
Defined benefit assets	23		-	34,120
Current tax assets	37		1,872	3,527
Deferred tax assets	37		174,574	361,913
Other assets	4,9,15,41,42		14,069,306	8,892,567
Non-current assets held for sale	16		79	4,498
Total assets		~~W~~	323,875,533	302,936,552

Liabilities
Deposits	4,19,41	~~W~~	237,451,779	223,975,037
Financial liabilities at fair value through profit or loss	4,20		479,559	-
Trading liabilities	4,20		-	434,586
Derivative liabilities	4,8,41		1,771,313	2,996,958
Borrowings	4,21,40,41		15,876,442	14,471,720
Debt securities issued	4,22,40		29,294,584	23,929,723
Defined benefit liabilities	23		65,472	-
Provisions	24,39,41		289,311	274,762
Current tax liabilities	37		276,388	183,673
Other liabilities	4,25,41,42		14,799,302	14,481,589
Total liabilities		~~W~~	300,304,150	280,748,048

Equity
Capital stock	26		7,928,078	7,928,078
Hybrid bonds	26		698,660	668,938
Capital surplus	26		398,080	398,080
Capital adjustments	26,37		4,596	643
Accumulated other comprehensive loss	26,37		(334,064)	(225,695)
Retained earnings	26,27		14,876,033	13,418,460
Total equity			23,571,383	22,188,504
Total liabilities and equity		~~W~~	323,875,533	302,936,552

(*1) The separate statement of financial position as of December 31, 2018 was prepared in accordance with K- IFRS No.1109 and K-IFRS No.1115.  However, the comparative separate statement of financial position as of December 31, 2017 was not retrospectively restated.

3

SHINHAN BANK

Separate Statements of Financial Position

As of December 31, 2018 and 2017

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Notes		2018 (*1)	2017 (*1)

Interest income	36	~~W~~	8,725,960	7,449,277
Financial assets at fair value through profit or loss			185,180	-
Trading assets			-	140,216
Financial assets at fair value through other comprehensive income and amortized cost			8,540,780	-
Loans and receivables and investment securities			-	7,309,061
Interest expense			(3,695,812)	(2,928,039)
Net interest income	4,28,41		5,030,148	4,521,238

Fees and commission income	36		1,197,938	1,126,425
Fees and commission expense			(192,008)	(169,417)
Net fees and commission income	4,29,41		1,005,930	957,008

Dividend income	30,36		10,230	114,100
Net gain on financial instruments at fair value through profit or loss	31,36		343,614	-
Net trading gain (loss)	31,36		-	(125,798)
Net foreign currencies transaction gain	36		87,037	501,511
Net loss on financial instruments designated at fair value through profit or loss	18,36		-	(43)
Net gain on disposal of financial asset at fair value through other comprehensive income	10,36		9,826	-
Net gain on sale of available-for-sale financial assets	10,36		-	186,711
Provision for credit loss allowance	4,9,41		(225,894)	-
Impairment loss on financial assets	4,9,41		-	(660,359)
General and administrative expenses	32,41		(2,758,591)	(2,867,479)
Net other operating expenses	34,36,41		(667,467)	(582,294)
Operating income			2,834,833	2,044,595

Net non-operating income (expense)	35		55,663	(41,707)

Profit before income tax			2,890,496	2,002,888

Income tax expense	37		(773,890)	(395,127)
Profit for the period	27		2,116,606	1,607,761

SHINHAN BANK

Separate Statements of Comprehensive Income (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won, except for earnings per share)	Notes		2018 (*1)	2017 (*1)

Other comprehensive income (loss) for the period: Items that are or may be reclassified subsequently to profit or loss	4,26,37
Foreign currency translation differences for foreign operations		~~W~~	(2,074)	(21,045)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			117,780	-
Unrealized net change in fair value of available-for-sale financial assets			-	(123,676)
		~~W~~	115,706	(144,721)
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		~~W~~	(70,330)	73,817
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			17,670	-
		~~W~~	(52,660)	73,817
Other comprehensive income (loss) for the year, net of income tax			63,046	(70,904)
Total comprehensive income for the period		~~W~~	2,179,652	1,536,857

Earnings per share:	38
Basic and diluted earnings per share in won		~~W~~	1,319	995

(*1) The separate statement of comprehensive income for the year ended December 31, 2018 was prepared in accordance with K-IFRS No.1109 and K-IFRS No.1115.  However, the comparative separate statement of comprehensive income for the year ended December 31, 2017 was not retrospectively restated.

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Changes in Equity (Continued)

For the year ended December 31, 2018

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total
Balance at January 1, 2017	~~W~~	7,928,078	469,393	398,080	(60,664)	(154,791)	12,380,650	20,960,746
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,607,761	1,607,761
Foreign currency translation differences for foreign operations		-	-	-	-	(21,045)	-	(21,045)
Unrealized net changes in fair values of available-for-sale financial assets		-	-	-	-	(123,676)	-	(123,676)
Remeasurements of defined benefit plans		-	-	-	-	73,817	-	73,817
Total comprehensive income (loss) for the year		-	-	-	-	(70,904)	1,607,761	1,536,857
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(480,000)	(480,000)
Dividends to hybrid bond holders		-	-	-	-	-	(29,857)	(29,857)
Redemption of hybrid bonds		-	199,545	-	-	-	-	199,545
Share-based payment transactions		-	-	-	1,213	-	-	1,213
Disposal of other capital adjustments		-	-	-	60,094	-	(60,094)	-
Total transactions with owners		-	199,545	-	61,307	-	(569,951)	(309,099)
Balance at December 31, 2017	~~W~~	7,928,078	668,938	398,080	643	(225,695)	13,418,460	22,188,504

See accompanying notes to the separate financial statements.

7

SHINHAN BANK

Separate Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2018

(Unaudited)

(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss) (*1)	Retained earnings (*1)	Total (*1)
Balance at January 1, 2018	~~W~~	7,928,078	668,938	398,080	643	(225,695)	13,418,460	22,188,504
Adjustments on initial application of K-IFRS No.1109 and K-IFRS No.1115, net of income tax (Note 43)		-	-	-	-	(174,604)	(90,616)	(265,220)
Balance at January 1, 2018 (adjusted)		7,928,078	668,938	398,080	643	(400,299)	13,327,844	21,923,284
Total comprehensive income (loss), net of income tax
Profit for the period		-	-	-	-	-	2,116,606	2,116,606
Foreign currency translation differences for foreign operations		-	-	-	-	(2,074)	-	(2,074)
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	138,639	(3,189)	135,450
Remeasurements of defined benefit plans		-	-	-	-	(70,330)	-	(70,330)
Total comprehensive income for the period		-	-	-	-	66,235	2,113,417	2,179,652
Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(540,000)	(540,000)
Dividends to hybrid bond holders		-	-	-	-	-	(25,228)	(25,228)
Issuance of hybrid bonds		-	199,547	-	-	-	-	199,547
Redemption of hybrid bonds		-	(169,825)	-	(175)	-	-	(170,000)
Share-based payment transactions		-	-	-	4,128	-	-	4,128
Total transactions with owners		-	29,722	-	3,953	-	(565,228)	(531,553)
Balance at December 31, 2018	~~W~~	7,928,078	698,660	398,080	4,596	(334,064)	14,876,033	23,571,383

(*1) The separate statement of changes in equity for the year ended December 31, 2018 was prepared in accordance with K- IFRS No.1109 and K-IFRS No.1115.  However, the comparative separate statement of changes in equity for the year ended December 31, 2017 was not retrospectively restated.

7

SHINHAN BANK

Separate Interim Statements of Changes in Equity (Continued)

For the nine-month period ended September 30, 2018

(Unaudited)

See accompanying notes to the separate financial statements.

SHINHAN BANK

Separate Statements of Cash Flows

For the years ended December 31, 2018 and 2017

(In millions of won)		2018 (*1)	2017 (*1)

Cash flows from operating activities
Profit before income tax	~~W~~	2,890,496	2,002,888
Adjustments for:
Net interest income		(5,030,148)	(4,521,238)
Dividend income		(10,230)	(117,852)
Net gain on financial assets at fair value through profit or loss		(271,115)	-
Net non-cash trading gain		-	(52,660)
Net non-cash foreign currencies transaction loss (gain)		154,783	(263,125)
Net gain on sale of financial assets at fair value through other comprehensive income		(9,826)	-
Net gain on sale of available-for-sale financial assets		-	(186,711)
Provision for credit loss allowance		241,402	-
Net impairment loss on financial assets at fair value through other comprehensive income		-	482,131
Net impairment loss on available-for-sale financial assets		-	178,228
Non-cash employee benefits		107,448	139,128
Depreciation and amortization		177,524	144,713
Net non-cash other operating income		(29,373)	(24,091)
Net non-cash non-operating income		(80,948)	(24,379)
		(4,750,483)	(4,245,856)
Changes in assets and liabilities:
Due from banks		6,326,862	(4,129,350)
Securities at fair value through profit or loss		(1,612,173)	-
Trading assets		-	443,142
Derivative assets		2,759,373	3,008,890
Loans at amortized cost		(18,503,793)	-
Loans at fair value through profit or loss		(34,732)	-
Loans		-	(11,853,249)
Other assets		(4,933,310)	3,248,311
Financial liabilities designated at fair value through profit or loss		-	(6,282)
Deposits		13,943,933	13,485,577
Financial liabilities at fair value through profit or loss		28,844	-
Trading liabilities		-	(52,803)
Derivative liabilities		(2,688,290)	(2,976,855)
Defined benefit liabilities		(93,646)	(125,139)
Provisions		102	(22,537)
Other liabilities		540,004	2,061,741
		(4,285,826)	3,081,446

Income tax paid		(418,247)	(279,327)
Interest received		8,764,416	7,346,398
Interest paid		(3,787,461)	(2,706,045)
Dividends received		131,622	117,852
Net cash provided by (used in) operating activities		(1,455,483)	5,317,356

SHINHAN BANK

Separate Statements of Cash Flows (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)		2018 (*1)	2017 (*1)

Cash flows from investing activities
Proceeds from sale of securities at fair value through profit or loss	~~W~~	925,774	-
Acquisition of securities at fair value through profit or loss		(925,116)	-
Proceeds from sale of securities at fair value through other comprehensive income		22,785,691	-
Acquisition of securities at fair value through other comprehensive income		(23,600,909)	-
Proceeds from sale of available-for-sale financial assets		-	23,304,969
Acquisition of available-for-sale financial assets		-	(28,274,563)
Proceeds from sale of securities at amortized cost		1,792,087	-
Acquisition of securities at amortized cost		(3,567,093)	-
Proceeds from redemption of held-to-maturity financial assets		-	1,380,375
Acquisition of held-to-maturity financial assets		-	(4,664,112)
Proceeds from sale of property and equipment		31,223	10,564
Acquisition of property and equipment		(77,401)	(76,920)
Proceeds from sale of intangible assets		2,648	4,757
Acquisition of intangible assets		(88,986)	(70,910)
Proceeds from sale of investments in associates		13,712	69,257
Acquisition of investments in associates		(162,196)	(282,278)
Proceeds from sale of investment properties		15,274	3,507
Acquisition of investment properties		(1,132)	(2,120)
Proceeds from sale of non-current assets held for sale		3,175	10,466
Proceeds from sale of other assets		945,794	930,097
Acquisition of other assets		(944,870)	(914,571)
Net cash used in investing activities		(2,852,325)	(8,571,482)

Cash flows from financing activities
Proceeds from borrowings, net		1,167,078	999,425
Proceeds from issuance of debt securities		13,238,301	9,895,857
Repayment of debt securities		(8,427,449)	(6,303,167)
Dividends paid		(563,999)	(509,798)
Issuance of hybrid bonds		199,547	199,545
Redemption of hybrid bonds		(170,000)	-
Acquisition of other liabilities		95,417	140,454
Proceeds from sale of other liabilities		(94,621)	(132,265)
Net cash provided by financing activities		5,444,274	4,290,051

Effect of exchange rate fluctuations on cash and cash equivalents held		(6,688)	(8,411)
Net increase in cash and cash equivalents		1,129,778	1,027,514

Cash and cash equivalents at beginning of the period (Note 40)		3,332,539	2,305,025
Cash and cash equivalents at end of the period (Note 40)	~~W~~	4,462,317	3,332,539

(*1) The separate statement of cash flows for the year ended December 31, 2018 was prepared in accordance with K- IFRS No.1109 and K-IFRS No.1115.  However, the comparative separate statement of cash flows for the year ended December 31, 2017 was not retrospectively restated.

See accompanying notes to the separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

1.Reporting entity

Shinhan Bank (the “Bank”) was established on October 1, 1943 under the name of Chohung Bank, through the merger of Hanseung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.  The Bank is headquartered at 20, Sejong-daero9-gil, Jung-gu, Seoul, Republic of Korea.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank.  As of December 31, 2018, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of those.  As of December 31, 2018, the Bank operates through 741 domestic branches, 135 depositary offices, 30 premises and 14 overseas branches.

2.Basis of preparation

(a)	Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies.

This is the first set of the Bank’s annual separate financial statements where K-IFRS No.1109 and K-IFRS No.1115 have been applied.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, ‘Separate Financial Statements’ presented by a parent, an investor with joint control of, or significant influence over, an investee, in which the investments are accounted for at cost.

The Bank’s separate financial statements have been prepared in accordance with the accounting policies stated below.

(b)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statements of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value
•	financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value
•	share-based payment arrangements are initially measured at fair value on grant date
•	changes in fair value attributable to the risk being hedged for financial instruments designated as hedged items in qualifying fair value hedge relationships are recognized in profit or loss
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and presentation currency

The separate financial statements of the Bank are prepared in functional currency of the respective operation.  These separate financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Bank operates.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

2.Basis of preparation (continued)

(d)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the separate financial statements is described in Note 5.

The Bank recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, ‘Financial Instruments’.  The measurement of such allowance is determined by techniques, assumptions and input variables used by the Bank to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner.  The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2018 are described in Note 4.

3.Significant accounting policies

In preparing these separate financial statements, the Bank has consistently applied the accounting policies as listed below with those applied by the Bank in its separate financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies as explained in (a), which are effective for annual periods beginning on January 1, 2018.

(a) Changes in accounting policies

i) K-IFRS No.1109, ‘Financial Instruments’

The Bank has applied K-IFRS No.1109 ‘Financial Instruments’, which was published on September 25, 2015, from the year beginning on January 1, 2018.  K-IFRS No.1109 replaced K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’. The accounting policies related to K-IFRS No.1039 are presented in Note 3 (y).

The main characteristics of K-IFRS No.1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, K-IFRS No.1109 should be applied retrospectively.  However, there are clauses exempting the Bank from restating the comparative information with respect to classification, measurement of financial instruments, and impairment.  In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(a) Changes in accounting policies (continued)

The Bank’s separate financial statements as of and for the year ended December 31, 2018 have been prepared in accordance with K-IFRS No.1109, and the accompanying comparative separate financial statements as of and for the year ended December 31, 2017 have not been retrospectively adjusted.

Details on the adjustments to the carrying amounts of financial assets and financial liabilities, the adjustments to credit loss allowance, and the effects on equity as a result of initial application of K-IFRS No.1109 are presented in Note 43.

ii) K-IFRS No.1115, ‘Revenue from Contracts with Customers’

The Bank has applied K-IFRS No.1115, ‘Revenue from Contracts with Customers’, which was published on November 6, 2015, from the year starting on January 1, 2018.  K-IFRS No.1115 replaces existing revenue recognition guidance, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’, K-IFRS No.2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No.2113, ‘Customer Loyalty Programmes’, K-IFRS No.2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No.2118, ‘Transfers of Assets from Customers.’

According to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

The Bank elected to retrospectively apply K-IFRS No.1115 and reflected the cumulative financial effect of the initial application of K-IFRS No.1115 at the date of initial recognition, in accordance with the transitional provision of K-IFRS No.1115.  The accompanying comparative separate financial statements as of and for the year ended December 31, 2017 have not been retrospectively adjusted.  Effects on equity as a result of initial application of K-IFRS No.1115 are presented in Note 43.

iii) Amendments to K-IFRS No.1040, 'Investment Property'

The Bank has applied the amendments on K-IFRS No.1040, ‘Investment Property' from the year beginning on January 1, 2018.  The amendments clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use.  A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use.  And it is clarified that the provisions on the transfers of investment property is applied to the properties that are being constructed or developed.  The amendments did not have a significant impact on the Bank’s separate financial statements.

iv) Amendments to K-IFRS No.1102, 'Share-based Payment'

The Bank has applied the amendments on K-IFRS No.1102, ‘Share-based Payment' from the year beginning on January 1, 2018.

Amendments to K-IFRS No.1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.  The amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.  The amendments did not have a significant impact on the Bank’s separate financial statements.

v) Approval of separate financial statements

The separate financial statements were authorized for issue by the Board of Directors on February 11, 2019.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(b) Investments in subsidiaries and associates

The accompanying separate financial statements have been prepared on a stand-alone basis in accordance with K-IFRS No.1027, ‘Separate Financial Statements’. The Bank’s investments in subsidiaries and associates are recorded at cost in accordance with K-IFRS No.1027.  However, the investments in subsidiaries and associates subject to K-IFRS No.1101, ‘First-time Adoption of K-IFRS’ are recorded at previous GAAP carrying amount at the date of transition to K-IFRS. Dividend received from its subsidiaries and associates is recognized in profit or loss when the Bank is entitled to receive the dividend.

(c) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Bank at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation, or a qualifying cash flow hedge, which are recognized in other comprehensive income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Bank is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions.  Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(d) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Bank in the management of its short-term commitments.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.  However, the Bank’s account overdraft is included in borrowings.

(e) Non-derivative financial assets

Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument. In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition of the financial asset.  Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Bank may make an irrevocable election to present subsequent changes in fair value in other comprehensive income.  Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Bank subsequently measures all equity investments at fair value.  Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition.  The Bank recognizes dividends in profit or loss when the Bank’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL.  Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Bank’s business model in which the asset is managed and the contractual cash flow characteristics of the asset.  Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL. Debt instruments are reclassified only when the Bank’s business model changes.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(e) Non-derivative financial assets (continued)

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost.  Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss.  Interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI.  Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity.  On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss.  The interest income on the effective interest method is included in the ‘Interest income’ in the separate statement of comprehensive income.  Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Impairment loss on financial assets’ in the separate statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL.  Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the separate statement of comprehensive income.

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized.  The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Bank derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Bank is recognized as a separate asset or liability.

If the Bank retains substantially all the risks and rewards of ownership of the transferred financial assets, the Bank continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Bank currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(f) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The ‘lifetime’ refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Bank determines a material increase on credit risk and estimates the expected credit loss on a forward looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle. Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow.  The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(f) Expected credit loss on financial assets (continued)

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable.  When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance.  At each reporting date, the Bank recognizes in profit or loss the amount of the change in lifetime expected credit losses.

iii) Financial assets at FVOCI

The expected credit loss on the financial assets at FVOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income.  As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

(g) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(g) Derivative financial instruments (continued)

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.  The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss.  However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss.  When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss.  When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

v) Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL.  Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(g) Derivative financial instruments (continued)

vii) Day one profit or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique.  As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred.  The deferred difference is amortized by using straight line method over the life of the financial instruments.

(h) Property and equipment

Property and equipment are initially measured at cost and after initial recognition.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses.  Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’.  Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Bank recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably.  The carrying amount of those parts that are replaced is derecognized.  The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated.  Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(i) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Bank intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(j) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both.  An investment property is initially recognized at cost including any directly attributable expenditure.  Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Bank and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.  The change is accounted for as changes in accounting estimates.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(k) Leases

The Bank classifies and accounts for leases as either a finance or operating lease, depending on the terms.  Leases where the Bank assumes substantially all of the risks and rewards of ownership are classified as finance leases.  All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Bank recognizes as finance assets and finance liabilities in its separate statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease.  Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.  The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.  Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned.  If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.  The Bank reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(l) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale.  In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.  The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Bank recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(m) Impairment of non-financial assets

The carrying amounts of the Bank’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Bank estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Bank estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.  The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired.  Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.  Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(n) Non-derivative financial liabilities

The Bank recognizes financial liabilities in the separate statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.  The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(n) Non-derivative financial liabilities (continued)

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.  At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Bank derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(o) Equity capital

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

ii) Hybrid bonds

The Bank classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bonds where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

(p) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service.  When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Bank’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period, in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods.  That benefit is discounted to determine its present value.  Remeasurements are recognized in profit or loss in the period in which they arise.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(p) Employee benefits (continued)

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Bank’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Bank’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Bank recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Bank recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

ⅴ) Termination benefits

Termination benefits are expensed at the earlier of when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring.  If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

(q) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Bank has granted share-based payment based on Shinhan Financial Group’s share to the employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Bank is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Bank recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment arrangements in which the Bank has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(r) Provisions

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

(s) Financial guarantee contract

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.  Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.  The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period.  Financial guarantee liabilities are included within other liabilities.

From January 1, 2018, after initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(t) Recognition of revenues and expenses

Other than those under the scope of K-IFRS No.1017, ‘Leases’, K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1110, ‘Consolidated Financial Statements’, and K-IFRS No.1111, ‘Joint Arrangements’, the Bank’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(t) Recognition of revenues and expenses (continued)

i) Interest income and expense

Interest income and expense are in the scope of K-IFRS No.1109 and recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses.  The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts.  When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument.

Such fees are generally treated as an adjustment to the effective interest rate.  Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities.  However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as the related services are provided.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established.  Usually this is the ex-dividend date for equity securities.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(u) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Bank.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Bank recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Bank is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  The Bank recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Bank recognizes it when the liability relating to the payment is recognized

(v) Accounting for trust accounts

The Bank accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying separate financial statements.  Borrowings from trust accounts are included in other liabilities.  Trust fees and commissions in relation to the service provided to trust accounts by the Bank are recognized as fees and commission income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(w) Earnings per share

The Bank presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(x) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Bank for annual period beginning after January 1, 2018, and the Bank has not early adopted them.

The Bank is currently evaluating the effects from the application of these new standards on the separate financial statements.

i) K-IFRS No.1116, ‘Leases’

K-IFRS No.1116, published on May 22, 2017, replaces existing standards including K-IFRS No.1017, ‘Leases’, K-IFRS No.2104, ‘Determining whether an Arrangement contains a Lease’, K-IFRS No.2015, ‘Operating Leases - Incentives’ and K-IFRS No.2027, ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

At inception of a contract, an entity shall assess whether the contract is, or contains, a lease.  However, as a practical expedient, for the contracts previously identified as leases or not, an entity is not required to reassess whether the contract is, or contains, a lease at the date of initial application.

For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract.

A lessee shall recognize a right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset for the lease term, and a lease liability, which indicates obligation to make lease payments.  However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value.  Also, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

There has not been a material change in the accounting treatments for a lessor from the existing standard K-IFRS No.1017.  K-IFRS No.1116 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(x) New standards and interpretations not yet adopted (continued)

ⓐ Transition method of K-IFRS No.1116, ‘Lease’

The lessee is required to apply either retrospective application (full retrospective approach) to each past reporting period presented in accordance with K-IFRS No.1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’ or recognize the cumulative effect of the initial application at the date of initial application (cumulative effect of batch reconciliation action).

The Bank plans to apply K-IFRS No.1116 for the first time by applying cumulative effect of the initial application as of January 1, 2019. Accordingly, the cumulative effect of applying K-IFRS No.1116 is adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application and the comparative financial statements are not going to be restated.

ⓑ Financial effect of K-IFRS No.1116, ‘Lease’

The Bank assessed the impact on the separate financial statements based on the situation and available information as of December 31, 2018, in order to assess the financial impact of the initial adoption of K-IFRS No.1116.

As of December 31, 2018, the aggregate amount of the minimum lease payments prior to the present value discount for the assets currently used as operating leases is approximately ~~W~~417 billion and the discounted amount is approximately ~~W~~404 billion if discounted by the incremental borrowing rate of the lessee. However, the Bank will account for each lease element and associated non-lease element as a single lease element, using the simplified method of accounting for contracts that include all or part of the lease.

As a result of a detailed analysis of the effect on the financial statements, the Bank expects the right-to-use assets and lease liabilities as of December 31, 2018 to increase by approximately ~~W~~408 billion and approximately ~~W~~367 billion, respectively.

ii) Amendment of K-IFRS No.1109, ‘Financial instruments’

Financial assets that are redeemable with reimbursable financial assets are remeasured to be measured at amortized cost. When the financial liabilities measured at amortized cost are changed but not eliminated, the effect of the change should be recognized in profit or loss. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption.

iii) Amendment of K-IFRS No.1019, ‘Employee benefits’

If the change in the defined benefit plan results in the revision, reduction or settlement of the plan, the assumptions used in remeasurement of the net defined benefit obligation (asset) to estimate the current service cost and net interest for the remaining period of the period after the adjustments in the plan. In addition, the decrease in excess of the amount of unrecognized actuarial gain or loss is reflected in profit or loss as a part of past service cost or settlement profit or loss. The amendments are applied prospectively to the amendment, reduction, and settlement of systems that have occurred since the fiscal year beginning on or after January 1, 2019.

iv) Amendment of K-IFRS No.1028, ‘Investment in associates and joint ventures’

The clarification has been conducted that other financial instruments (financial instruments that do not apply the equity method) to the related companies or joint ventures are subject to K-IFRS No.1109, and that the long-term investment interests that form part of the net investment in the related companies or joint ventures was revised accordingly with the K-IFRS No.1109. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption. In addition, the first-time adoption of this standard does not require reclassification of comparative information by

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

applying the transitional provisions of K-IFRS No.1109, and the effect of retroactive application is reflected in the beginning retained earnings (or other appropriate capital elements) at the date of initial application.

3.Significant accounting policies (continued)

(x) New standards and interpretations not yet adopted (continued)

v) Establishment of K-IFRS No.2123, ‘Uncertainty over income tax treatments’

The interpretation is applied to the recognition and measurement of deferred tax and deferred income tax if there is uncertainty about whether or not the tax treatment applied by the entity will be recognized by the taxing authority.  Guidance on accounting units of uncertainty in taxation and circumstances requiring reevaluation Includes. The interpretation is effective from January 1, 2019, and it can choose between retroactively reclassifying comparative financial statements or reflect the effect of the change on the basis of the first year of adoption.

vi) Annual amendments through year 2015 – 2017

vi-i) K-IFRS No.1103, ‘Business combination’

The business combination that is held in stages to acquire control over the joint business (meeting the definition of the business) while retaining the rights and liabilities for the assets related to the joint business. Therefore, Remeasurement should be conducted for all underlying assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2019, or reflect the effect of the change on the basis of the first year of adoption.

vi-ii) K-IFRS No.1012, ‘Income taxes’

The provisions of paragraph 57A of K-IFRS No.1012 (defining the timing and recognition of dividend tax effects) apply to all income tax effects of dividends and are recognized in profit or loss, other comprehensive income or capital. This amendment is effective for fiscal years beginning on or after January 1, 2019, but may be applied early.

(y) Accounting policies in accordance with K-IFRS No.1039

The following accounting policies are applied to the comparative separate statements of financial position as of December 31, 2017, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes.

i) Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets.  Financial assets are recognized when the Bank becomes a party to the contractual provisions of the instrument.  In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

ⓐ Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss.  Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(y) Accounting policies in accordance with K-IFRS No.1039 (continued)

ⓑ Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Bank has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

ⓒ Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

ⓓ Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.  Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

ii) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, losses expected as a result of future events, regardless of likelihood, are not recognized.

If any objective evidence of impairment exists, impairment losses should be measured by the following categories of financial assets and recognized in profit or loss.

ⓐ Loans

The Bank first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(y) Accounting policies in accordance with K-IFRS No.1039 (continued)

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement.  The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Bank classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling.  In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses).  Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans.  When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

ⓑ Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.  Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

ⓒ Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(y) Accounting policies in accordance with K-IFRS No.1039 (continued)

iii) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

ⓐ Hedge Accounting

The Bank holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Bank designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Bank formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ⓑ Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Bank discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

ⓒ Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.  The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss.  When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(y) Accounting policies in accordance with K-IFRS No.1039 (continued)

iii) Derivative financial instruments (continued)

ⓓ Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss.  When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

ⓔ Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss.  Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

ⓕ Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial risk management

4-1.Credit risk

Credit risk is the risk of financial loss of the Bank if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc.  Credit risk management is critical to the Bank’s business activities; thus, the Bank carefully manages the credit risk exposure.

(a) Credit risk management

Major policies of the credit risk management are determined by the Risk Policy Committee, which is the Bank’s executive decision-making body for credit risk management.  The Risk Policy Committee is led by the Bank’s Deputy President and Head of Risk Management Group.  The Risk Policy Committee also consists of chief officers from eight different business units.  The Credit Review Committee performs credit review evaluations and operates separately from the Risk Policy Committee.

Each business unit is required to implement the Bank’s risk management policies and procedures.  Risk Management Department reviews compliance of business units with agreed exposure limits established by the Risk Policy Committee, including those for selected industries, country risk and product types.

The Bank established the authorization structure for the approval and renewal of credit facilities.  Authorization limits are allocated to the business unit credit officer.  Larger facilities require approval by the Credit Committee.  The Bank assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned.  Renewals and review of facilities are subject to the same review process.

The Bank is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Bank develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks.  The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval.  In addition to periodic loan reviews by credit officers, the Bank also utilizes an automated monitoring tool which conducts searches for companies with high probability of default.  Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(b) Risk management and risk mitigation policy

In order to control the credit risk of the Bank at an appropriate level, the following risk management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.

- The risk department establishes and manages limits for credit VaR, and maximum exposure limits. The credit planning department and the credit assessment department conduct maximum exposure limits.

- The risk engineering department and risk engineering department establishes a credit risk limit operation plan for the entire bank at least once a year, and commits it to the risk policy committee.

- Each business unit monitors and adheres to credit risk limits assigned to each business unit.

- Identify and manage by individual and corporate customers, industry and nationality for identified credit risk.

- Set limits on acceptable risks for individual borrowers or borrowers, and by geographical sectors.

- The risk is reviewed on an annual basis or within a period when it is deemed necessary, and the limits of risks by product, industry and country are approved by the Board on a quarterly basis.

- The maximum amount of exposure by the borrower, including the institution, is managed separately by the lower level limit for the accounts in the consolidated financial statements and the other accounts, and the limit of the risk is also determined for daily transactions related to commodity transactions such as foreign currency forward transactions.

- Actual maximum exposure limits is managed on a daily basis.

- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the loan limit in the process.

Other risk management measures are as follows.

i) Collateral

The Bank has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral is generally used, and the Bank has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage

- Real estate, inventories, accounts receivable, etc.

- Financial instruments such as debt securities and equity securities

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, in order to minimize losses due to credit risk, the Bank establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans is subject to the nature of the products. Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Bank maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

iii) Collective offsetting contract

The Bank limits its maximum exposure to credit losses by engaging in collective offsetting contracts with counterparties in performing significant number of transactions.

Collective offsetting contracts generally do not result from offsetting assets and liabilities in the consolidated financial statements, as transactions are usually set at a gross amount basis. However, when all amounts to the counterparty are set on a net basis, the credit risk associated with a favorable contract is reduced by collective offsetting contracts if losses are incurred.

The Bank's overall maximum exposure to credit risk that is part of a collective offsetting contract can vary substantially within a short period of time because it is affected by each transaction.

iv) Credit related contracts

Warranties and credit guarantees have credit risks similar to credit. Credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk. The credit enhancement arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit enhancement arrangement, the Bank is potentially exposed to the same amount as the total unused arrangements. Long-term contracts generally have a greater degree of credit risk than short-term, and the Bank monitors the maturity of credit arrangements.

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At each reporting date, the Bank assesses whether the credit risk on a financial instrument has increased significantly since initial recognition.  When making the assessment, the Bank uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.  To make that assessment, the Bank compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition.  The supportable information also includes historical default data held by the Bank and the analysis by internal credit risk rating specialists.

ⓐ Measuring the risk of default

The Bank assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default.  The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating based on the borrower’s information related to each individual exposures on initial recognition, may change depending on the results of continuing monitoring and reviews.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ⓑ Measuring term structure of probability of default

The Bank accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment.  For some portfolios, the Bank uses information obtained from external credit rating agencies when performing these analyses.

The Bank applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

ⓒ Significant increases in credit risk

The Bank uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.  The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

Corporate exposures	Retail exposures

Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary and below	Loan classification of precautionary and below
Borrower with early warning signals	Borrower with early warning signals
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Bank considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days).  The Bank counts the number of days past due from the earliest date on which the Bank has not received the contractual payments in full from the borrower and does not consider the grace period granted to the borrower.

The Bank regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Bank assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Bank may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’).  These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Bank recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments.  If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Bank recognizes the 12-months expected credit losses for that exposure again.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

iii) Risk of default

The Bank considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Bank judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Bank uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Bank, the number of days past due per payment obligation.  However, in the case of a specific portfolio, the Bank uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Bank generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

iv) Reflection of forward-looking information

The Bank reflects forward-looking information presented by internal experts based on a variety of sources when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Bank utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

The Bank reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Bank used in its business plan and management strategy.

The Bank identified the key macroeconomic variables relevant to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price change rates	Positive
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Bank, were derived based on data from the past nine years.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Bank and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Bank uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates.  When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults.  The Bank calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery.  In particular, LGD for retail loan products uses loan to value (LTV) as a key variable.  The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Bank derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

When measuring expected credit losses on financial assets, the Bank reflects a period of expected credit loss measurement based on a contractual maturity.  The Bank takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Bank uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

vi) Write-off of financial assets

The Bank writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Bank conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Bank and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Bank may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(d) Maximum exposure to credit risk

The Bank’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
Due from banks (*1)(*2):
Banks	~~W~~	3,247,581
Governments		3,691,184
		6,938,765
Loans at amortized cost (*1)(*2):
Banks		8,651,580
Retail
Mortgage lending		44,366,805
Others		74,916,473
		119,283,278
Governments		690,658
Corporate
Large enterprises		25,970,091
Small and medium-sized enterprises		74,418,254
Special finance		4,231,473
Others		942
		104,620,760
		233,246,276
Loans at FVTPL:
Banks
Corporate		20,004
Large enterprises		319,918
Small and medium-sized enterprises		305,315
		625,233
		645,237
Securities at FVTPL:
Debt securities		12,607,677
Gold/silver deposits		154,881
		12,762,558
Securities at FVOCI (*1)		30,293,475
Securities at amortized cost (*1)		16,230,964
Derivative assets		1,488,548
Other financial assets (*1)(*3)		13,931,897
Off balance sheet items:
Financial guarantee contracts		8,334,092
Loan commitments and other liabilities for credit		87,175,322
		95,509,414
	~~W~~	411,047,134

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

4.Financial risk management (continued)

4-1.Credit risk (continued)

(d) Maximum exposure to credit risk (continued)

		December 31, 2017
Due from banks and loans (*1)(*2):
Banks	~~W~~	8,097,495
Retail
Mortgage lending		45,041,694
Others	﷐	64,766,924
		109,808,618
Governments		12,676,706
Corporate
Large enterprises		26,373,770
Small and medium-sized enterprises		69,394,851
Special finance		3,687,709
Others		465
		99,456,795
		230,039,614
Trading assets:
Debt securities		8,341,580
Gold/silver deposits		189,297
		8,530,877

Derivative assets		2,602,689
Available-for-sale financial assets:
Debt securities		28,423,684
Held-to-maturity financial assets:
Debt securities		14,358,584
Other financial assets (*1)(*3)		8,764,314
Off balance sheet items:
Financial guarantee contracts		6,452,931
Loan commitments and other liabilities for credit		70,271,358
		76,724,289
	~~W~~	369,444,051

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2018 was as follows:

		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*2)	Grade 2 (*2)	Grade 1 (*2)	Grade 2 (*2)	Impaired
Due from banks:
Banks	~~W~~	3,250,553	-	2,060	-	-	3,252,613	(5,032)	3,247,581	-
Governments		3,693,500	-	-	-	-	3,693,500	(2,316)	3,691,184	-
		6,944,053	-	2,060	-	-	6,946,113	(7,348)	6,938,765	-
Loans at amortized cost:
Banks		7,320,003	1,221,132	91,050	36,650	-	8,668,835	(17,255)	8,651,580	52,699
Retail		107,433,391	4,136,924	4,816,542	2,897,068	339,582	119,623,507	(340,229)	119,283,278	70,422,264
Governments		688,758	2,399	-	-	-	691,157	(499)	690,658	-
Corporate		70,283,143	16,834,444	9,028,895	8,939,500	667,266	105,753,248	(1,132,488)	104,620,760	64,752,435
		185,725,295	22,194,899	13,936,487	11,873,218	1,006,848	234,736,747	(1,490,471)	233,246,276	135,227,399
Securities at FVOCI (*1)		26,035,479	4,155,354	-	102,642	-	30,293,475	-	30,293,475	-
Securities at amortized cost		15,957,707	276,857	-	-	-	16,234,564	(3,600)	16,230,964	-
	~~W~~	234,662,534	26,627,110	13,938,547	11,975,860	1,006,848	288,210,899	(1,501,419)	286,709,480	135,227,399

(*1) Provision for credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~18,228 million.

(*2) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of Borrower	Grade 1	Grade 2
Governments	OECD sovereign credit rating of 6 or above (as applied to the nationality of the governments)	OECD sovereign credit rating of below 6 (as applied to the nationality of the governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Banks and Corporations	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+ (Probability of default for loans with internal credit rating of BBB is 2.25%)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet items as of December 31, 2018 was as follows:

		December 31, 2018
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Financial guarantee:
Grade 1	~~W~~	3,467,118	237,277	-	3,704,395
Grade 2		4,512,789	114,001	-	4,626,790
Impaired		-	-	2,907	2,907
		7,979,907	351,278	2,907	8,334,092
Loan commitment and other credit line
Grade 1		69,013,564	2,942,543	-	71,956,107
Grade 2		14,308,173	911,042	-	15,219,215
Impaired		-	-	-	-
		83,321,737	3,853,585	-	87,175,322
	~~W~~	91,301,644	4,204,863	2,907	95,509,414

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2018 was as follows:

		December 31, 2018
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Guarantees	~~W~~	11,938,869	3,776,603	50,050	15,765,522
Deposits and savings		482,588	168,852	677	652,117
Property and equipment		1,057,611	244,824	18,766	1,321,201
Real estate		108,171,262	13,232,976	242,851	121,647,089
	~~W~~	121,650,330	17,423,255	312,344	139,385,929

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2018 was as follows:

		December 31, 2018					Total
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other
Loans at amortized cost	~~W~~	16,673,201	14,676,043	12,155,973	437,967	432,378	44,375,562
Less: allowance		(1,049)	(1,947)	(4,699)	(728)	(334)	(8,757)
	~~W~~	16,672,152	14,674,096	12,151,274	437,239	432,044	44,366,805

v) Due from banks and loans as of December 31, 2017 was as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Total
Neither past due nor impaired	~~W~~	8,105,667	109,455,034	12,678,684	99,444,170	229,683,555
Past due but not impaired		-	402,755	-	126,385	529,140
Impaired		-	305,237	-	848,178	1,153,415
		8,105,667	110,163,026	12,678,684	100,418,733	231,366,110
Less: allowance		(8,172)	(354,408)	(1,978)	(961,938)	(1,326,496)
	~~W~~	8,097,495	109,808,618	12,676,706	99,456,795	230,039,614

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

vi)	Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2017 was as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Total
Grade 1	~~W~~	8,100,310	103,412,359	12,678,684	74,167,105	198,358,458
Grade 2		5,357	6,042,675	-	25,277,065	31,325,097
		8,105,667	109,455,034	12,678,684	99,444,170	229,683,555
Less: allowance		(8,172)	(173,564)	(1,978)	(463,242)	(646,956)
	~~W~~	8,097,495	109,281,470	12,676,706	98,980,928	229,036,599
Mitigation of credit risk due to collateral	~~W~~	96,660	71,056,560	-	55,353,502	126,506,722

vii) Aging analysis of due from banks and loans that were past due but not impaired as of December 31, 2017 was as follows:

		December 31, 2017
		Retail	Corporate	Total
Less than 30 days	~~W~~	300,567	83,575	384,142
30 days ~ less than 60 days		50,390	27,397	77,787
60 days ~ less than 90 days		36,402	15,268	51,670
90 days or more		15,396	145	15,541
		402,755	126,385	529,140
Less: allowance		(41,594)	(6,648)	(48,242)
	~~W~~	361,161	119,737	480,898
Mitigation of credit risk due to collateral	~~W~~	295,663	79,790	375,453

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

viii) Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2017 was as follows:

		December 31, 2017
		Retail	Corporate	Total
Impaired	~~W~~	305,237	848,178	1,153,415
Less: allowance		(139,250)	(492,048)	(631,298)
	~~W~~	165,987	356,130	522,117
Mitigation of credit risk due to collateral	~~W~~	117,008	325,415	442,423

ix) Credit ratings of debt securities as of December 31, 2017 was as follows:

		December 31, 2017
		Trading assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	1,526,987	21,647,229	13,789,641	36,963,857
AA- to AA+		297,378	2,849,486	241,138	3,388,002
A- to A+		2,578,469	2,003,773	130,293	4,712,535
BBB- to BBB+		660,258	1,146,510	152,212	1,958,980
Lower than BBB-		37,979	99,848	-	137,827
Unrated		3,240,509	676,838	45,300	3,962,647
	~~W~~	8,341,580	28,423,684	14,358,584	51,123,848

x) The credit quality of debt securities according to the credit ratings by external rating agencies as of December 31, 2017 was as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS: Korea Investors Service

(*2) KR: Korea Ratings

xi) Information related to impairment for debt securities as of December 31, 2017 was as follows:

December 31, 2017
Neither past due nor impaired	~~W~~	51,123,848

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime credit losses, and the contractual cash flows were modified during the year ended December 31, 2018, the amortized costs before modification amounted to ~~W~~45,178 million and the net losses resulting from the modification amounted to ~~W~~14,953 million.

ii) As of December 31, 2018, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance was measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses during the year ended December 31, 2018, is ~~W~~1,159 million.

(g) The contractual amounts outstanding on financial assets that were written-off but were still subject to enforcement activity as of December 31, 2018, were ~~W~~5,826,359 million.

(h) As of December 31, 2018 and 2017, there were no assets acquired by the execution of collateral.

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial assets excluding equity securities, net of allowance, as of December 31, 2018 and 2017 was as follows:

		December 31, 2018
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks: (*1)
Banks	~~W~~	21,987	1,371,202	403,993	200	995,133	455,066	3,247,581
Governments		3,165,755	406,066	-	-	-	119,363	3,691,184
		3,187,742	1,777,268	403,993	200	995,133	574,429	6,938,765
Loans at amortized cost:							-
Banks		4,745,630	-	330,246	616,566	770,744	2,188,394	8,651,580
Retail		118,292,044	200,879	10,314	2,440	505,280	272,321	119,283,278
Governments		688,261	-	-	-	-	2,397	690,658
Corporate		98,435,820	1,335,026	28,599	744,997	426,835	3,649,483	104,620,760
		222,161,755	1,535,905	369,159	1,364,003	1,702,859	6,112,594	233,246,276
							-
Loans at FVTPL		645,237	-	-	-	-	-	645,237
Securities at FVTPL		12,385,509	53,863	27,064	-	38,992	257,140	12,762,558
Securities at FVOCI		28,819,245	594,247	131,092	-	258,461	490,430	30,293,475
Securities at amortized cost		16,037,112	2,233	-	-	-	191,619	16,230,964
	~~W~~	283,236,600	3,963,516	931,308	1,364,203	2,995,445	7,626,203	300,117,275

		December 31, 2017
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans: (*1)
Banks	~~W~~	2,645,432	900,005	394,473	186,427	2,058,805	1,912,353	8,097,495
Retail		109,126,084	191,600	9,275	1,149	297,004	183,506	109,808,618
Governments		12,481,972	75,194	-	-	-	119,540	12,676,706
Corporate		94,146,599	1,081,928	250	542,682	421,512	3,263,824	99,456,795
		218,400,087	2,248,727	403,998	730,258	2,777,321	5,479,223	230,039,614

Trading assets		8,341,580	-	-	-	-	189,297	8,530,877
Available-for-sale financial assets		27,458,550	391,046	96,087	-	110,167	367,834	28,423,684
Held-to-maturity financial assets		14,188,930	10,544	-	-	-	159,110	14,358,584
	~~W~~	268,389,147	2,650,317	500,085	730,258	2,887,488	6,195,464	281,352,759

(*1) Geographical breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial instruments excluding equity securities, net of allowance, as of December 31, 2018 and 2017 was as follows:

		December 31, 2018
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks: (*1)
Banks	~~W~~	3,247,581	-	-	-	-	-	3,247,581
Governments		3,691,184	-	-	-	-	-	3,691,184
		6,938,765	-	-	-	-	-	6,938,765
Loans at amortized cost:
Banks		8,372,012	-	-	300	279,268	-	8,651,580
Retail		-	-	-	-	-	119,283,278	119,283,278
Governments		690,658	-	-	-	-	-	690,658
Corporate		3,643,353	39,668,341	14,949,785	21,294,789	25,064,492	-	104,620,760
		12,706,023	39,668,341	14,949,785	21,295,089	25,343,760	119,283,278	233,246,276

Loans at FVTPL		62,005	178,827	208,633	20,004	175,768	-	645,237
Securities at FVTPL		8,911,044	723,917	992,374	47,772	2,087,451	-	12,762,558
Securities at FVOCI		18,870,104	1,414,471	242,857	331,204	9,434,839	-	30,293,475
Securities at amortized cost		4,451,530	36,519	-	61,275	11,681,640	-	16,230,964
	~~W~~	51,939,471	42,022,075	16,393,649	21,755,344	48,723,458	119,283,278	300,117,275

(*1) Industrial breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

		December 31, 2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans: (*1)
Banks	~~W~~	7,424,094	-	-	56,744	616,657	-	8,097,495
Retail		-	-	-	-	-	109,808,618	109,808,618
Governments		12,620,413	1,314	-	-	54,979	-	12,676,706
Corporate		2,551,472	36,852,811	14,080,441	18,543,513	27,428,558	-	99,456,795
		22,595,979	36,854,125	14,080,441	18,600,257	28,100,194	109,808,618	230,039,614

Trading assets		6,090,029	512,950	1,018,560	4,989	904,349	-	8,530,877
Available-for-sale financial assets		19,570,667	873,498	125,235	441,137	7,413,147	-	28,423,684
Held-to-maturity financial assets		4,424,674	29,999	-	62,129	9,841,782	-	14,358,584
	~~W~~	52,681,349	38,270,572	15,224,236	19,108,512	46,259,472	109,808,618	281,352,759

(*1) Industrial breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-2.Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. will affect the Bank’s income.  Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc. and non-trading position is mainly exposed to interest rates. The Bank separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Risk Policy Committee.   The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the Risk Policy Committee and for the day-to-day review of their implementation.  The Risk Policy Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk.  The Risk Management Department monitors operation departments and reports regularly to the Risk Policy Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Bank is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee.  The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a) Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Bank’s risk management parameters.  Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes.  These risk management processes enable the Bank to manage the scale of potential losses within a certain range when a crisis occurs.

i) Measurement method on market risk arising from trading positions

The principal tool used to measure and control market risk exposure within the Bank’s trading positions is VaR.  The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level).  The Bank measures market risk based on 99.9% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique.  However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data.  The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature.  VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-2.Market risk (continued)

(a) Market risk management of trading positions (continued)

The Bank directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position.  The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter.  The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually.  VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii) VaR of trading positions

An analysis of trading position VaR for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	22,559	29,748	16,194	18,797
Equity risk		12,118	25,701	1,976	22,212
Foreign currency risk (*1)		39,282	45,738	34,162	34,294
Volatility risk		131	511	30	261
Commodity risk		17	61	-	24
Covariance		(30,150)	(44,297)	(14,337)	(21,298)
	~~W~~	43,957	57,462	38,025	54,290

		2017
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	38,370	50,206	22,226	25,071
Equity risk		4,051	5,622	3,040	4,675
Foreign currency risk (*1)		43,827	46,108	41,562	41,947
Volatility risk		70	124	43	66
Commodity risk		22	46	-	14
Covariance		(36,397)	(46,003)	(24,840)	(26,367)
	~~W~~	49,943	56,103	42,031	45,406

(*1) The Bank measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-2.Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk.  Accordingly, the Bank measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.  Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The Risk Policy Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

The Bank measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA).  The Bank also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

i) Measurement method on market risk arising from non-trading positions

The Bank measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by the Bank for International Settlements (“BIS”).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Interest rate VaR	~~W~~	431,264	363,599
Interest rate EaR		372,397	131,135

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-2.Market risk (continued)

(c) Foreign exchange risk

The Bank manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc.  The Risk Policy Committee oversees the Bank’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position.  The Bank’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Bank’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps.  The Bank’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY). Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,813,307	199,950	89,456	79,699	450,632	4,633,044
Securities at FVTPL		410,497	-	37,184	-	169,810	617,491
Derivative assets		111,036	4	2,299	-	11,144	124,483
Loans at amortized cost		14,929,193	516,165	926,207	35,795	2,417,269	18,824,629
Securities at FVOCI		2,579,836	-	-	-	223,255	2,803,091
Securities at amortized cost		116,333	-	-	-	186,515	302,848
Other financial assets		2,899,688	64,003	69,637	339,312	221,079	3,593,719
		24,859,890	780,122	1,124,783	454,806	3,679,704	30,899,305

Liabilities
Deposits		11,615,783	605,718	483,610	196,598	1,334,209	14,235,918
Financial liabilities at FVTPL		-	-	-	-	458,934	458,934
Derivative liabilities		165,761	-	1,914	-	4,575	172,250
Borrowings		6,618,578	85,470	112,683	6,798	106,321	6,929,850
Debt securities issued		4,110,789	317,125	40,933	-	1,103,732	5,572,579
Other financial liabilities		2,620,311	99,791	123,927	332,121	380,061	3,556,211
		25,131,222	1,108,104	763,067	535,517	3,387,832	30,925,742

Net assets (liabilities)		(271,332)	(327,982)	361,716	(80,711)	291,872	(26,437)

Off balance sheet items
Derivative exposures		316,006	(58,495)	(388,554)	(32,425)	(88,916)	(252,384)
Net position	~~W~~	44,674	(386,477)	(26,838)	(113,136)	202,956	(278,821)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-2.Market risk (continued)

(c) Foreign exchange risk (continued)

		December 31, 2017
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	2,274,988	299,583	126,202	47,628	309,374	3,057,775
Trading assets		5,273	-	-	-	189,297	194,570
Derivative assets		59,391	4	766	-	1,084	61,245
Loans		13,748,731	621,085	869,759	10,593	2,374,413	17,624,581
Available-for-sale financial assets		1,481,426	9,557	52,583	-	163,365	1,706,931
Held-to-maturity financial assets		78,972	-	-	-	161,806	240,778
Other financial assets		1,579,952	249,845	154,491	322,573	126,381	2,433,242
		19,228,733	1,180,074	1,203,801	380,794	3,325,720	25,319,122

Liabilities
Deposits		10,660,116	904,411	475,537	99,904	1,364,916	13,504,884
Trading liabilities		-	-	-	-	434,586	434,586
Derivative liabilities		101,520	-	631	-	713	102,864
Borrowings		5,453,451	154,195	118,975	6,313	120,046	5,852,980
Debt securities issued		3,027,696	249,616	31,981	196,380	419,781	3,925,454
Other financial liabilities		2,542,251	134,056	208,206	280,558	121,373	3,286,444
		21,785,034	1,442,278	835,330	583,155	2,461,415	27,107,212

Net assets (liabilities)		(2,556,301)	(262,204)	368,471	(202,361)	864,305	(1,788,090)

Off balance sheet items
Derivative exposures		2,142,131	9,635	(433,642)	86,857	(632,971)	1,172,010
Net position	~~W~~	(414,170)	(252,569)	(65,171)	(115,504)	231,334	(616,080)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial risk management (continued)

4-3.Liquidity risk

Liquidity risk is the risk that the Bank will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management.  The Risk Management Department evaluates and manages the Bank’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Bank applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;
•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Bank manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Bank’s cash flows of financial assets and financial liabilities.  The amounts disclosed in the table are the contractual undiscounted cash flows.  Since the effect of the discount is insignificant for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-3.Liquidity risk (continued)

(a)	Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	8,785,105	317,148	314,468	5,829	58	-	9,422,608
Securities at FVTPL		12,811,266	-	-	-	-	-	12,811,266
Derivative assets		1,482,088	50,498	66,815	106,966	495,274	262,007	2,463,648
Loans at amortized cost		20,720,192	25,235,452	36,677,628	57,845,689	66,805,654	53,581,600	260,866,215
Loans at FVTPL		28,221	386,353	39,154	102,394	101,725	-	657,847
Securities at FVOCI		30,317,505	-	-	-	-	409,913	30,731,281
Securities at amortized cost		455,145	1,275,361	331,535	2,006,604	13,256,153	409,604	17,734,402
Other financial assets		12,914,228	-	-	-	-	1,080,846	13,995,074
	~~W~~	87,517,612	27,264,812	37,429,600	60,067,482	80,658,864	56,305,795	348,682,340
Liabilities
Deposits	~~W~~	116,368,459	22,381,235	31,253,344	51,166,194	18,820,979	501,790	240,492,001
Financial liabilities at FVTPL		459,336	193	53	10,403	10,124	-	480,109
Derivative liabilities		1,676,522	40,891	56,711	102,831	523,026	272,663	2,672,644
Borrowings		3,553,602	2,794,953	1,999,265	2,747,962	3,993,928	1,103,572	16,193,282
Debt securities issued		1,062,901	3,120,247	3,710,736	6,612,276	13,497,283	3,399,603	31,403,046
Other financial liabilities		14,842,223	-	-	-	130,122	-	14,972,345
	~~W~~	137,963,043	28,337,519	37,020,109	60,639,666	36,975,462	5,277,628	306,213,427

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment.  Financial assets at FVTPL and financial assets at FVOCI except for assets restricted for sale for certain periods were included in 1 month or less.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-3.Liquidity risk (continued)

(a)	Contractual maturities for financial instruments (continued)

		December 31, 2017
		1 month or less	1 month ~ 3 months or less	3 months ~ 6 months or less	6 months ~ 1 year or less	1 year ~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	14,631,494	64,901	2,213	20,439	282	-	14,719,329
Trading assets		8,834,871	-	-	-	-	-	8,834,871
Derivative assets		2,716,053	285,632	78,501	121,845	346,065	143,032	3,691,128
Loans		18,930,546	25,949,870	34,101,846	54,276,387	58,603,682	49,578,608	241,440,939
Available-for-sale financial assets		30,384,824	-	-	-	-	741,572	31,126,396
Held-to-maturity financial assets		69,896	111,827	191,826	1,364,781	13,332,844	658,766	15,729,940
Other financial assets		7,758,245	-	-	-	1,074,378	-	8,832,623
	~~W~~	83,325,929	26,412,230	34,374,386	55,783,452	73,357,251	51,121,978	324,375,226
Liabilities
Deposits	~~W~~	120,297,023	19,400,865	29,262,899	47,998,026	10,906,379	542,095	228,407,287
Trading liabilities		434,586	-	-	-	-	-	434,586
Derivative liabilities		2,490,191	38,289	30,028	46,915	164,442	60,717	2,830,582
Borrowings		5,153,920	2,662,692	1,345,695	2,216,950	2,688,860	627,208	14,695,325
Debt securities issued		610,653	1,944,975	2,016,407	6,307,767	12,213,940	2,940,935	26,034,677
Other financial liabilities		14,344,285	-	-	1,367	129,329	-	14,474,981
	~~W~~	143,330,658	24,046,821	32,655,029	56,571,025	26,102,950	4,170,955	286,877,438

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment.  Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1 month.

(b)	Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Bank are classified based on the earliest date at which the Bank should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet items as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Financial guarantee contracts	~~W~~	8,334,092	6,452,931
Loan commitments and others		87,175,322	70,271,358
	~~W~~	95,509,414	76,724,289

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value

The fair value which the Bank primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.  The Bank uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.  For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(a)	Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2018 and 2017 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2018
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	407,996	237,241	645,237
Securities at FVTPL:
Debt securities		520,089	11,007,914	1,079,674	12,607,677
Equity securities		4,953	-	43,755	48,708
Gold/silver deposits		154,881	-	-	154,881
		679,923	11,007,914	1,123,429	12,811,266
Derivative assets:
Trading		-	1,450,779	2,675	1,453,454
Hedging		-	30,508	4,586	35,094
		-	1,481,287	7,261	1,488,548
Securities at FVOCI:
Debt securities		9,164,543	21,128,932	-	30,293,475
Equity securities		135,815	-	301,991	437,806
		9,300,358	21,128,932	301,991	30,731,281
	~~W~~	9,980,281	34,026,129	1,669,922	45,676,332
Financial liabilities
Financial liabilities at FVTPL:
Securities sold	~~W~~	20,625	-	-	20,625
Gold/silver deposits		458,934	-	-	458,934
		479,559	-	-	479,559
Derivative liabilities:
Trading		954	1,300,320	2,658	1,303,932
Hedging		-	106,261	361,120	467,381
		954	1,406,581	363,778	1,771,313
	~~W~~	480,513	1,406,581	363,778	2,250, 872

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	656,806	7,684,774	-	8,341,580
Equity securities		2,220	301,774	-	303,994
Gold/silver deposits		189,297	-	-	189,297
		848,323	7,986,548	-	8,834,871
Derivative assets:
Trading		33	2,585,881	8,343	2,594,257
Hedging		-	6,633	1,799	8,432
		33	2,592,514	10,142	2,602,689
Available-for-sale financial assets:
Debt securities		8,777,666	19,646,018	-	28,423,684
Equity securities		348,685	1,253,593	1,100,435	2,702,713
		9,126,351	20,899,611	1,100,435	31,126,397
	~~W~~	9,974,707	31,478,673	1,110,577	42,563,957
Financial liabilities
Trading liabilities:
Gold/silver deposits	~~W~~	434,586	-	-	434,586
Derivative liabilities:
Trading		55	2,474,381	3,574	2,478,010
Hedging		-	93,786	425,162	518,948
		55	2,568,167	428,736	2,996,958
	~~W~~	434,641	2,568,167	428,736	3,431,544

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

ii) There was no transfer between level 1 and level 2 for the years ended December 31, 2018 and 2017.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Net derivative instruments	Total
Beginning balance (*1)	~~W~~	113,168	826,251	277,464	(418,594)	798,289
Total gain or loss:
Recognized in profit or loss (*2)		3,012	88,392	-	56,362	147,766
Recognized in other comprehensive income		-	-	24,583	-	24,583
Purchases/issues		187,474	291,769	-	(779)	478,464
Settlements		(66,413)	(82,983)	(56)	6,487	(142,965)
Transfers into level 3 (*3)		-	-	-	6	6
Ending balance	~~W~~	237,241	1,123,429	301,991	(356,518)	1,306,143

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

		December 31, 2017
		Available-for-sale financial assets	Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	~~W~~	1,104,428	(229,895)	(2,005)	872,528
Total gain or loss:
Recognized in profit or loss (*2)		(149,742)	(191,909)	4	(341,647)
Recognized in other comprehensive income		20,071	-	-	20,071
Purchases/issues		215,344	2,441	-	217,785
Settlements		(93,096)	741	2,001	(90,354)
Transfers into level 3 (*3)		3,430	28	-	3,458
Ending balance	~~W~~	1,100,435	(418,594)	-	681,841

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

(*2) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Bank held as of December 31, 2018 and 2017 were presented in the statements of comprehensive income as follows:

		December 31, 2018		December 31, 2017
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net gain on financial assets at FVTPL	~~W~~	92,194	87,501	-	-
Net trading loss		-	-	(2,996)	(2,996)
Net gain on financial instruments designated at fair value through profit or loss		-	-	4	-
Net gain on sale of available-for-sale financial assets		-	-	1,232	989
Impairment loss on financial assets		-	-	(150,974)	(150,974)
Net other operating income (expenses)		55,572	55,572	(188,913)	(188,913)
	~~W~~	147,766	143,073	(341,647)	(341,894)

(*3) These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed.  The Bank recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	407,996	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		11,007,914	Discounted cash flow Net asset value	Discount rate Price of underlying assets
Derivative assets	Trading		1,450,779	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		30,508
			1,481,287
Securities at FVOCI	Debt securities		21,128,932	Discounted cash flow	Discount rate
		~~W~~	34,026,129
Financial liabilities
Derivative liabilities	Trading	~~W~~	1,330,320	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		106,261
		~~W~~	1,406,581

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

	December 31, 2017
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities	~~W~~	7,684,774	Discounted cash flow	Discount rate
	Equity securities		301,774	Net asset value	Price of underlying assets
			7,986,548
Derivative assets	Trading		2,585,881	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		6,633
			2,592,514
Available-for-sale financial assets	Debt securities		19,646,018	Discounted cash flow	Discount rate
	Equity securities		1,253,593	Net asset value	Price of underlying assets
			20,899,611
		~~W~~	31,478,673
Financial liabilities
Derivative liabilities	Trading	~~W~~	2,474,381	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		93,786
		~~W~~	2,568,167

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ⓑ Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	237,241	Volatility of underlying assets	16.39%~42.56%
Securities at FVTPL	Net asset value method	Debt securities		1,079,674	Price of underlying assets	-
	Discounted cash flow	Equity securities		43,755	Discount rate Terminal growth rate	5.80%~17.00% 0.00%
				1,123,429
Derivative assets	Option model (*2)	Equity and foreign exchange related		145	Volatility of underlying assets	2.20%~25.96%

	Option model (*2)	Interest rates related		7,116	Volatility of underlying assets	0.42%~0.78%
					Regression coefficient	0.42%~1.65%
					Correlations	44.93%~90.34%
				7,261
Securities at FVOCI	Discounted cash flow	Equity securities		301,991	Discount rate	8.43%~17.40%
					Terminal growth rate	0.00%
			~~W~~	1,669,922

Financial liabilities
Derivative liabilities	Option model (*2)	Equity and foreign exchange related	~~W~~	256	Volatility of underlying assets	2.20%~25.96%

	Option model (*2)	Interest rates related		363,522	Volatility of underlying assets	0.47%~0.78%
					Regression coefficient	0.42%~2.77%
					Correlations	28.15%~90.34%
			~~W~~	363,778

(*1) The Bank uses binominal tree option model when measuring the fair value for loans at FVTPL.

(*2) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

	December 31, 2017
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model (*1)	Equity and foreign exchange related	~~W~~	4,846	Volatility of underlying assets	1.32%~29.53%
					Correlations	0.14%
	Option model (*1)	Interest rates related		5,296	Volatility of underlying assets	0.42%~0.70%
					Regression coefficient	0.42%~1.65%
					Correlations	42.20%~90.33%
				10,142
Available-for-sale financial assets	Discounted cash flow Comparable company analysis Net asset value	Equity securities		1,100,435	Discount rate	1.98%~20.51%
					Terminal growth rate	0.00%
			~~W~~	1,110,577

Financial liabilities
Derivative liabilities	Option model (*1)	Equity and foreign exchange related	~~W~~	80	Volatility of underlying assets	1.32%~26.30%
					Correlations	0.14%
	Option model (*1)	Interest rates related		428,656	Volatility of underlying assets	0.50%~0.70%
					Regression coefficient	1.65%~2.77%
					Correlations	32.63%~90.33%
			~~W~~	428,736

(*1) Option models that the Bank uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2018 and 2017 were as follows:

			December 31, 2018
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL (*1)		~~W~~	8,858	(7,233)	-	-
Derivative assets (*1)	Equity and foreign exchange related		57	(38)	-	-
	Interest rates related		461	(701)	-	-
Securities at FVTPL (*2)	Debt securities (*3)		1,176	(807)	-	-
	Equity securities		3,256	(1,754)	-	-
Securities at FVOCI (*2)	Equity securities		-	-	8,596	(4,843)
		~~W~~	13,808	(10,533)	8,596	(4,843)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	854	(912)	-	-
	Interest rates related		10,186	(10,362)	-	-
		~~W~~	11,040	(11,274)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

(*3) ~~W~~1,033,938 million of Securities at FVTPL classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

			December 31, 2017
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Derivative assets (*1)	Equity and foreign exchange related	~~W~~	1,238	(846)	-	-
	Interest rates related		278	(326)	-	-
Available-for-sale financial assets (*2)	Equity securities (*3)		-	-	16,435	(8,229)
		~~W~~	1,516	(1,172)	16,435	(8,229)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	10	(13)	-	-
	Interest rates related		13,820	(13,280)	-	-
		~~W~~	13,830	(13,293)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

(*3) ~~W~~756,662 million of available-for-sale financial assets classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.
Securities at amortized cost	The fair value of securities at amortized cost is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.
Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical.  The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

The fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	2,467,074	-	-	2,467,074	2,467,074
Due from banks		6,946,113	-	(7,348)	6,938,765	6,938,765
Loans at amortized cost:
Household loans		106,401,688	419,075	(280,464)	106,540,299	106,965,158
Corporate loans		121,277,311	76,877	(1,179,830)	120,174,358	121,156,246
Public and other loans		2,729,075	1,562	(20,055)	2,710,582	2,733,532
Loans to bank		3,831,159	-	(10,122)	3,821,037	3,828,572
Securities at amortized cost:
Government bonds		11,426,126	-	(652)	11,425,474	11,524,046
Financial institutions bonds		776,808	-	(41)	776,767	778,209
Corporate bonds and others		4,031,630	-	(2,907)	4,028,723	4,068,341
Other financial assets		13,995,074	(38,157)	(25,020)	13,931,897	13,951,377
	~~W~~	273,882,058	459,357	(1,526,439)	272,814,976	274,411,320
Liabilities
Deposits:
Demand deposits	~~W~~	100,259,735	-	-	100,259,735	100,259,735
Time deposits		120,395,290	-	-	120,395,290	120,287,631
Negotiable certificates of deposits		8,602,552	-	-	8,602,552	8,654,003
Note discount deposits		4,087,530	-	-	4,087,530	4,087,338
CMA (*1)		4,084,709	-	-	4,084,709	4,084,709
Others		21,963	-	-	21,963	21,962
Borrowings:
Call money		831,593	-	-	831,593	831,593
Bill sold		14,536	-	-	14,536	14,506
Bonds sold under repurchase agreements		46,316	-	-	46,316	46,316
Borrowings		14,985,702	(1,705)	-	14,983,997	15,023,941
Debt securities issued:
Debt securities issued in Korean won		23,814,050	(62,944)	-	23,751,106	24,020,973
Debt securities issued in foreign currencies		5,572,580	(29,102)	-	5,543,478	5,345,938
Other financial liabilities		14,928,888	(2,118)	-	14,926,770	14,904,658
	~~W~~	297,645,444	(95,869)	-	297,549,575	297,583,303

(*1) CMA: Cash management account deposits

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

		December 31, 2017
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,658,239	-	-	1,658,239	1,658,239
Due from banks		13,057,347	-	(3,080)	13,054,267	13,054,267
Loans:
Household loans		98,890,625	362,349	(297,121)	98,955,853	98,630,107
Corporate loans		112,981,422	63,989	(1,011,466)	112,033,945	112,535,482
Public and other loans		2,203,307	1,149	(10,135)	2,194,321	2,202,338
Loans to bank		3,805,922	-	(4,694)	3,801,228	3,794,103
Held-to-maturity financial assets:
Government bonds		9,595,227	-	-	9,595,227	9,599,761
Financial institutions bonds		1,105,280	-	-	1,105,280	1,103,804
Corporate bonds and others		3,658,077	-	-	3,658,077	3,654,443
Other financial assets		8,832,623	(44,116)	(24,193)	8,764,314	8,787,940
	~~W~~	255,788,069	383,371	(1,350,689)	254,820,751	255,020,484
Liabilities
Deposits:
Demand deposits	~~W~~	97,507,785	-	-	97,507,785	97,507,785
Time deposits		111,849,093	-	-	111,849,093	111,691,554
Negotiable certificates of deposits		6,973,204	-	-	6,973,204	7,013,548
Note discount deposits		3,423,459	-	-	3,423,459	3,423,320
CMA		4,197,146	-	-	4,197,146	4,197,146
Others		24,350	-	-	24,350	24,349
Borrowings:
Call money		433,281	-	-	433,281	433,281
Bill sold		13,605	-	-	13,605	13,580
Bonds sold under repurchase agreements		225,265	-	-	225,265	225,265
Borrowings		13,799,569	-	-	13,799,569	13,779,335
Debt securities issued:
Debt securities issued in Korean won		20,057,244	(29,698)	-	20,027,546	19,886,840
Debt securities issued in foreign currencies		3,925,454	(23,277)	-	3,902,177	3,918,403
Other financial liabilities		14,557,598	(2,915)	-	14,554,683	14,528,020
	~~W~~	276,987,053	(55,890)	-	276,931,163	276,642,426

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) The fair value hierarchy of financial instruments which are not measured at fair value in the separate statements of financial position as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	2,467,074	-	-	2,467,074
Due from banks		-	6,938,765	-	6,938,765
Loans at amortized cost:
Household loans		-	-	106,965,158	106,965,158
Corporate loans		-	-	121,156,246	121,156,246
Public and other loans		-	-	2,733,532	2,733,532
Loans to bank		-	1,733,194	2,095,378	3,828,572
Securities at amortized cost:
Government bonds		768,812	10,755,234	-	11,524,046
Financial institutions bonds		719,925	58,284	-	778,209
Corporate bonds and others		-	4,068,341	-	4,068,341
Other financial assets		-	11,450,836	2,500,541	13,951,377
	~~W~~	3,955,811	35,004,654	235,450,855	274,411,320
Liabilities
Deposits:
Demand deposits	~~W~~	-	100,259,735	-	100,259,735
Time deposits		-	-	120,287,631	120,287,631
Negotiable certificates of deposits		-	-	8,654,003	8,654,003
Note discount deposits		-	-	4,087,338	4,087,338
CMA		-	4,084,709	-	4,084,709
Others		-	-	21,962	21,962
Borrowings:
Call money		-	831,593	-	831,593
Bill sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		-	-	46,316	46,316
Borrowings		-	-	15,023,941	15,023,941
Debt securities issued:
Debt securities issued in Korean won		-	21,152,035	2,868,938	24,020,973
Debt securities issued in foreign currencies		-	5,345,938	-	5,345,938
Other financial liabilities		-	6,478,858	8,425,800	14,904,658
	~~W~~	-	138,152,868	159,430,435	297,583,303

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,658,239	-	-	1,658,239
Due from banks		-	13,054,267	-	13,054,267
Loans:
Household loans		-	-	98,630,107	98,630,107
Corporate loans		-	-	112,535,482	112,535,482
Public and other loans		-	-	2,202,338	2,202,338
Loans to bank		-	748,348	3,045,755	3,794,103
Held-to-maturity financial assets:
Government bonds		1,411,506	8,188,255	-	9,599,761
Financial institutions bonds		936,067	167,737	-	1,103,804
Corporate bonds and others		-	3,654,443	-	3,654,443
Other financial assets		-	6,641,439	2,146,501	8,787,940
	~~W~~	4,005,812	32,454,489	218,560,183	255,020,484
Liabilities
Deposits:
Demand deposits	~~W~~	-	97,507,785	-	97,507,785
Time deposits		-	-	111,691,554	111,691,554
Negotiable certificates of deposits		-	-	7,013,548	7,013,548
Note discount deposits		-	-	3,423,320	3,423,320
CMA		-	4,197,146	-	4,197,146
Others		-	-	24,349	24,349
Borrowings:
Call money		-	433,281	-	433,281
Bill sold		-	-	13,580	13,580
Bonds sold under repurchase agreements		-	-	225,265	225,265
Borrowings		-	-	13,779,335	13,779,335
Debt securities issued:
Debt securities issued in Korean won		-	17,346,923	2,539,917	19,886,840
Debt securities issued in foreign currencies		-	3,918,403	-	3,918,403
Other financial liabilities		-	5,454,293	9,073,727	14,528,020
	~~W~~	-	128,857,831	147,784,595	276,642,426

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
Level	Type of financial instrument		Fair value (*1)	Valuation technique	Inputs
Level 2	Securities at amortized cost	~~W~~	14,881,859	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		232,950,314		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,500,541		Discount rate
		~~W~~	250,332,714
Level 2	Debt securities issued	~~W~~	26,497,973	Discounted cash flow	Discount rate
Level 3	Deposits		132,989,491		Discount rate
	Borrowings		10,259,243		Discount rate
	Debt securities issued		2,868,938		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		8,425,800		Discount rate
		~~W~~	181,041,445

(*1) The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

	December 31, 2017
Level	Type of financial instrument		Fair value (*1)	Valuation technique	Inputs
Level 2	Held-to-maturity financial assets	~~W~~	12,010,435	Discounted cash flow	Discount rate
Level 3	Loans		216,413,682		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,146,501		Discount rate
		~~W~~	230,570,618
Level 2	Debt securities issued	~~W~~	21,265,326	Discounted cash flow	Discount rate
Level 3	Deposits		122,107,524		Discount rate
	Borrowings		8,918,817		Discount rate
	Debt securities issued		2,539,917		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		9,073,727		Discount rate
		~~W~~	163,905,311

(*1) The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

(c) Deferred day one profit or loss for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Beginning balance	Deferred	Amortization	Ending balance
Loans at FVTPL	~~W~~	(4,929)	(2,506)	2,925	(4,510)
Securities at FVTPL		-	4	-	4

		December 31, 2017
		Beginning balance	Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	~~W~~	(12)	-	12	-
Equity swap liabilities		12	-	(12)	-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost.  Financial instruments measured at fair value or amortized costs were measured in accordance with the Bank’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	6,938,765	-	6,938,765
Securities at FVTPL		12,811,266	-	-	-	12,811,266
Derivative assets		1,453,455	-	-	35,093	1,488,548
Loans at FVTPL		645,237	-	-	-	645,237
Loans at amortized cost		-	-	233,246,276	-	233,246,276
Securities at FVOCI		-	30,731,281	-	-	30,731,281
Securities at amortized cost		-	-	16,230,964	-	16,230,964
Other financial assets		-	-	13,931,897	-	13,931,897
	~~W~~	14,909,958	30,731,281	270,347,902	35,093	316,024,234

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	237,451,779	-	237,451,779
Financial liabilities at FVTPL		479,559	-	-	479,559
Derivative liabilities		1,303,932	-	467,381	1,771,313
Borrowings		-	15,876,442	-	15,876,442
Debt securities issued		-	29,294,584	-	29,294,584
Other financial liabilities		-	14,926,770	-	14,926,770
	~~W~~	1,783,491	297,549,575	467,381	299,800,447

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

		December 31, 2017
		Financial assets at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	13,054,267	-	13,054,267
Trading assets		8,834,871	-	-	-	-	8,834,871
Derivative assets		2,594,256	-	-	-	8,433	2,602,689
Loans		-	-	-	216,985,347	-	216,985,347
Available-for-sale financial assets		-	31,126,397	-	-	-	31,126,397
Held-to-maturity financial assets		-	-	14,358,584	-	-	14,358,584
Other financial assets		-	-	-	8,764,314	-	8,764,314
	~~W~~	11,429,127	31,126,397	14,358,584	238,803,928	8,433	295,726,469

		Trading liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	223,975,037	-	223,975,037
Trading liabilities		434,586	-	-	434,586
Derivative liabilities		2,478,010	-	518,948	2,996,958
Borrowings		-	14,471,720	-	14,471,720
Debt securities issued		-	23,929,723	-	23,929,723
Other financial liabilities		-	14,554,683	-	14,554,683
	~~W~~	2,912,596	276,931,163	518,948	280,362,707

There are no financial assets and financial liabilities that are reclassified between financial instruments during the year.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4.Measurement of fair value (continued)

(e) Financial instruments income and costs by category for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Securities at FVTPL	~~W~~	172,718	10,403	-	331,284	514,405	-
Securities at FVOCI		543,442	-	(10,474)	17,679	550,647	191,226
Securities at amortized cost		376,934	-	(1,988)	-	374,946	-
Loans at FVTPL		12,462	-	-	13,827	26,289	-
Loans at amortized cost		7,497,188	56,426	(234,420)	25,260	7,344,454	-
Other financial assets		123,216	101,303	239	-	224,759	-
Financial liabilities at FVTPL		-	(18)	-	-	(18)	-
Financial liabilities measured at amortized cost		(3,695,812)	(126)	-	(75,693)	(3,771,631)	(2,633)
Net derivatives held for hedging		-	-	-	79,635	79,635	-
Allowance for off balance sheet items		-	-	20,749	-	20,749	-
	~~W~~	5,030,148	167,988	(225,894)	391,992	5,364,235	188,593

		2017
		Interest income (expense)	Fees and commission income (expense)		Impairment loss	Others	Total	Other comprehensive income (loss)
Trading assets	~~W~~	140,217	8,794		-	(99,505)	49,506	-
Available-for-sale financial assets		428,647	-		(178,228)	273,049	523,468	(160,937)
Held-to-maturity financial assets		334,009	-		-	-	334,009	-
Loans and receivables		6,546,404	132,501	3	(482,131)	36,869	6,233,643	-
Trading liabilities		-	(96)		-	-	(96)	-
Financial liabilities designated at fair value through profit or loss		-	-		-	(43)	(43)	-
Financial liabilities measured at amortized cost		(2,928,039)	(58)		-	194,559	(2,733,538)	17,595
Net derivatives held for hedging		-	-		-	(194,559)	(194,434)	-
	~~W~~	4,521,238	141,141		(660,359)	210,495	4,212,515	(143,342)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial risk management (continued)

4-5.Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk.  Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well.  For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning on December 1, 2013.  Under these regulations, all domestic banks including the Bank are required to maintain a capital adequacy ratio of 8% or above and report whether the Bank meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a) Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b) Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

The capital adequacy ratio of the Bank is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets.  Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk, market risk and additional risk are taken into account in calculating the risk-weighted assets.

The Bank evaluates and manages the capital adequacy ratio pursuant to internally developed standards.  It means that the Bank assesses whether the level on ratio of available capital to economic capital is sufficient, or not.  The Bank manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-5.Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Bank as of December 31, 2018 and 2017 were as follows:

Category		December 31, 2018	December 31, 2017
Capital:
Common equity Tier 1 capital	~~W~~	22,113,697	20,891,478
Additional Tier 1 capital		698,660	669,927
Tier 1 capital		22,812,357	21,561,405
Tier 2 capital		4,687,083	3,829,348
	~~W~~	27,499,440	25,390,753

Risk-weighted assets
Credit risk-weighted assets (*1)	~~W~~	154,994,030	146,784,021
Market risk-weighted assets		7,227,874	6,802,866
Operating risk-weighted assets		9,371,300	9,287,919
	~~W~~	171,593,204	162,874,806

Capital adequacy ratio:
Common equity Tier 1 capital ratio		12.89%	12.83%
Tier 1 capital ratio		13.29%	13.24%
Tier 2 capital ratio		2.73%	2.35%
Total capital ratio		16.03%	15.59%

(*1) Insufficient capital under capital floor is included in credit risk-weighted assets.

Pursuant to related regulations, the Bank shall maintain the total capital ratio at 8.0% or above, Tier 1 capital ratio at 6.0% or above and common equity capital ratio at 4.5% or above.  In 2016, the minimum regulatory BIS capital requirement to be met by 2019 was raised to 14% due to the enforcement of Basel III capital regulations.  This is due to the additions of capital conservation buffer (2.5%p), additional capital buffer for Domestic Systemically Important Bank (“D-SIB”) (1.0%p) and countercyclical capital buffer (2.5%p) to the existing minimum capital ratio.  Capital conservation buffer and additional capital buffer for D-SIB will be adjusted upwards by 25% per year through 2019 based on transitional arrangements.  The addition of countercyclical capital buffer can be used up to a maximum of the buffer rate of 2.5%p in a period of excess aggregate credit growth.  The minimum regulatory BIS capital ratio to be complied with as of the end of 2018 is 10.625%, which is due to the increases of 1.875%p for capital conservation buffer, 0.75%p for additional capital buffer for D-SIB, and 0%p for countercyclical capital buffer, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-6.Transaction as a transfer of financial instrument

(a) Transfers financial assets that were not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Transferred assets:
Securities at FVOCI	~~W~~	50,289	-
Securities at amortized cost		121,716	-
Available-for-sale financial assets		-	70,920
Held-to-maturity financial assets		-	287,069
	~~W~~	172,005	357,989
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	46,316	225,265

ii) When the Group's securities are transferred, the Group transfers the ownership of the securities, but upon the termination, the Group will have to return the securities. As a result, securities loaned as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017	Lender
Available-for-sale financial assets
Government bonds	~~W~~	-	278,956	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		-	319,580	Korea Securities Finance Corp., Korea Securities Depository
Securities at FVOCI:
Government bonds		595,149	-	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		319,770	-	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:
Government bonds		40,149	-	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		90,060	-	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	1,045,128	598,536

(b) Financial instruments that were qualified for derecognition but under continuing involvement.

There are no financial instruments that meets the conditions of derecognition and in which the Bank has continuing involvement as of December 31, 2018 and 2017.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-7.Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	1,487,280	-	1,487,280	6,594,662	7,396	962,878
Other financial assets (*1)		6,077,656	-	6,077,656
Bonds sold under repurchase agreements related collateral of securities (*2)		172,006	-	172,006	46,316	-	125,690
Bonds purchased under resale agreement (Loans) (*2)		4,720,281	-	4,720,281	4,720,281	-	-
Securities lent (*2)		1,045,128	-	1,045,128	1,045,128	-	-
Domestic exchange settlements receivables (*3)		32,337,320	26,344,937	5,992,383	-	-	5,992,383
Receivable from disposal of securities, etc. (*4)		22,906	519	22,387	-	-	22,387
	~~W~~	45,862,577	26,345,456	19,517,121	12,406,387	7,396	7,103,338
Financial liabilities
Derivative liabilities (*1)	~~W~~	1,759,166	-	1,759,166	6,795,260	-	282,044
Other financial liabilities (*1)		5,318,138	-	5,318,138
Bonds sold under repurchase agreements (Borrowings) (*2)		46,316	-	46,316	46,316	-	-
Securities sold		20,625	-	20,625	20,625	-	-
Domestic exchange settlement payables (*3)		27,363,173	26,344,937	1,018,236	1,018,236	-	-
Payable from purchase of securities, etc. (*4)		552	519	33	33	-	-
	~~W~~	34,507,970	26,345,456	8,162,514	7,880,470	-	282,044

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-7.Offsetting financial assets and financial liabilities (continued)

		December 31, 2017
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,598,278	-	2,598,278	5,488,818	271,805	1,055,059
Other financial assets (*1)		4,217,404	-	4,217,404
Bonds sold under repurchase agreements related collateral of securities (*2)		357,989	-	357,989	225,265	-	132,724
Bonds purchased under resale agreement (Loans) (*2)		3,351,784	-	3,351,784	3,351,784	-	-
Securities lent (*2)		598,536	-	598,536	598,536	-	-
Domestic exchange settlements receivables (*3)		33,071,878	30,199,944	2,871,934	-	-	2,871,934
Receivable from disposal of securities, etc. (*4)		15,567	1,152	14,415	-	-	14,415
	~~W~~	44,211,436	30,201,096	14,010,340	9,664,403	271,805	4,074,132
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,964,371	-	2,964,371	5,553,780	-	1,070,236
Other financial liabilities (*1)		3,659,645	-	3,659,645
Bonds sold under repurchase agreements (Borrowings) (*2)		225,265	-	225,265	225,265	-	-
Domestic exchange settlement payables (*3)		31,885,249	30,199,944	1,685,305	1,685,305	-	-
Payable from purchase of securities, etc. (*4)		1,519	1,152	367	326	-	41
	~~W~~	38,736,049	30,201,096	8,534,953	7,464,676	-	1,070,277

(*1) The Bank has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2) Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.

(*3) The Bank has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the separate statements of financial position.

(*4) Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the separate statement of financial position because the Bank currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

5.Significant estimates and judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Bank is subject to tax laws from various countries.  In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Bank has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Bank determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Bank determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing.  The accuracy of allowances for credit losses is determined by the methodology and assumptions used for expected cash flows for individually assessed allowances and collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.  The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.  Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.	Cash and due from banks

(a) Cash and due from banks as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Cash	~~W~~	2,467,074	1,658,239
Deposits in won:
Reserve deposits		2,094,612	8,503,968
Others		620,663	1,841,884
		2,715,275	10,345,852
Deposits in foreign currencies:
Deposits		2,884,812	2,232,467
Time deposits		1,308,401	367,857
Others		37,625	111,171
		4,230,838	2,711,495
Allowance for impairment		(7,348)	(3,080)
	~~W~~	9,405,839	14,712,506

(b) Restricted due from banks as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Deposits in won:
Reserve deposits	~~W~~	2,094,612	8,503,968
Others		620,308	1,841,602
		2,714,920	10,345,570
Deposits in foreign currencies:
Deposits		921,268	665,589
Time deposits		22,362	21,428
Others		6,282	4,031
		949,912	691,048
	~~W~~	3,664,832	11,036,618

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

7.	Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Debt securities:
Government bonds	~~W~~	292,556	227,885
Financial institution bonds		920,163	741,484
Corporate bonds		510,926	242,780
Bills bought		4,788,877	3,164,088
CMA		3,154,456	3,965,343
Beneficiary certificates		2,436,152	-
Others		504,547	-
		12,607,677	8,341,580
Equity securities:
Stocks		48,708	192
Beneficiary certificates		-	303,802
		48,708	303,994
Other:
Gold/silver deposits		154,881	189,297
	~~W~~	12,811,266	8,834,871

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

8.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Foreign currency related
Over the counter:
Currency forwards	~~W~~	125,826,485	86,704,681
Currency swaps		31,103,735	29,689,979
Currency options		1,942,878	1,156,619
		158,873,098	117,551,279
Exchange traded:
Currency futures		33,543	48,213
		158,906,641	117,599,492
Interest rates related
Over the counter:
Interest rate swaps		30,793,177	28,205,968
		30,793,177	28,205,968
Exchange traded:
Interest rate futures		294,777	400,159
Interest rate swaps (*1)		35,183,073	30,158,662
		35,477,850	30,558,821
		66,271,027	58,764,789
Equity related
Over the counter:
Equity options		344,550	426,915
		344,550	426,915
Exchange traded:
Equity futures		29,514	5,871
Equity options		52,063	27,815
		81,577	33,686
		426,127	460,601
Commodity related
Over the counter:
Commodity forwards		157,416	128,955
		157,416	128,955
Hedge
Fair value hedge:
Interest rate swaps		9,377,731	7,948,422
	~~W~~	235,138,942	184,902,259

(*1) The notional amount of derivatives which is settled in the ‘Central Counter Party (“CCP”)’ system.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

8.	Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2018 and 2017 were as follows:

		December 31, 2018		December 31, 2017
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	852,352	781,096	1,599,006	1,429,251
Currency swaps		394,428	373,512	830,658	864,623
Currency options		7,651	12,273	11,601	12,070
		1,254,431	1,166,881	2,441,265	2,305,944
Interest rates related
Over the counter:
Interest rate swaps		196,853	135,589	147,857	170,466
		196,853	135,589	147,857	170,466
Equity related
Over the counter:
Equity options		145	509	4,444	1,545
		145	509	4,444	1,545
Exchange traded:
Equity options		-	953	33	55
		145	1,462	4,477	1,600
Commodity related
Over the counter:
Commodity forwards		2,026	-	657	-
Hedge
Fair value hedge:
Interest rate swaps		35,093	467,381	8,433	518,948
	~~W~~	1,488,548	1,771,313	2,602,689	2,996,958

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

8.	Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2018 and 2017 were as follows:

		2018		2017
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	883,491	816,241	1,569,840	1,577,284
Currency swaps		454,604	490,414	1,289,012	1,214,965
Currency options		10,999	2,760	12,574	6,906
		1,349,094	1,309,415	2,871,426	2,799,155
Interest rates related
Over the counter:
Interest rate swaps		151,442	62,413	123,110	145,662
		151,442	62,413	123,110	145,662
Equity related
Over the counter:
Equity options		6,234	4,056	2,026	1,426
		6,234	4,056	2,026	1,426
Exchange traded:
Equity options		24	152	65	5
		6,258	4,208	2,091	1,431
Commodity related
Over the counter:
Commodity forwards		2,026	-	657	-
		2,026	-	657	-
Hedge
Fair value hedge:
Interest rate swaps		142,154	86,909	38,958	246,661
	~~W~~	1,650,974	1,462,945	3,036,242	3,192,909

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

8.	Derivatives (continued)

(d) Hedge accounting

i) Purpose of risk hedge and strategy

The Bank transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Bank. The Bank applies fair value hedge accounting that uses interest rate swaps to hedge fair value movements risk arising from changes in the market interest rates of the Korean won structured notes, foreign currency issued financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment receivables. In order to hedge the foreign exchange risk of the net investment from the overseas, the Bank applies the net investment hedge accounting for foreign operations using non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2018 were as follows:

		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges:
Interest rate swaps	~~W~~	110,000	687,632	723,177	657,254	715,584	6,484,084	9,377,731
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations:
Debt securities issued in foreign currencies	~~W~~	-	-	31,512	145,353	159,888	-	336,753
Average hedge ratio		-	-	100%	100%	100%	-	100%

(e) Impact of hedge accounting on the separate financial statements

i) Impact on hedging instruments in the separate statement of financial position as of December 31, 2018 and separate statement of comprehensive income and changes in equity for the year then ended was as follows:

			Notional amounts	Separate statement of financial position			Separate statement of comprehensive income
				Derivative assets	Derivative liabilities	Debt securities issued	Net other operating expenses	Other comprehensive income (loss) for the year	Changes in fair value for the year
Fair value hedges:
Interest rate risk	Interest rate swaps	~~W~~	9,377,731	35,093	467,381	-	79,635	-	55,245

Hedge of net investments in foreign operations:
Foreign exchange risk	Borrowings in foreign currencies		-	-	-	-	-	260	260
	Debt securities issued in foreign currencies		336,754	-	-	334,301	-	(2,893)	(2,893)
		~~W~~	9,714,485	35,093	467,381	334,301	79,635	(2,633)	52,612

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

8.	Derivatives (continued)

(e) Impact of hedge accounting on the separate financial statements (continued)

ii) Impact on hedged items in the separate statement of financial position as of December 31, 2018 and separate statement of comprehensive income and separate statement of changes in equity for the year then ended was as follows:

	Hedging instruments		Separate statement of financial position			Separate statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Net other operating expenses
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	7,058,950	(357,232)	-	(47,772)	-
	Investment bonds		293,215	-	-	(2,832)	-	800	-
	Time deposits		-	1,814,109	-	(167,226)	-	(9,490)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	-	2,633	(2,633)	1,117
		~~W~~	293,215	1,814,109	7,058,950	(527,290)	2,633	(59,095)	1,117

iii) Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged risk for the year ended December 31, 2018 were as follows:

		Gains on fair value hedges (hedged items)	Losses on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*1)
Fair value hedges:
Interest rate swaps	~~W~~	(76,573)	79,635	3,062

Hedge of net investments in foreign operations:
Foreign exchange risk		2,633	(2,633)	-
	~~W~~	(73,940)	77,002	3,062

(*1) Recognized hedge ineffectiveness is included in other operating income and expenses in the separate statement of comprehensive income.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Loans

(a) Details of loans as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Loans at amortized cost	Loans at FVOCI
Household loans	~~W~~	106,401,688	-
Corporate loans		121,277,311	645,237
Public and other loans		2,729,075	-
Loans to banks		3,831,158	-
		234,239,232	645,237
Deferred loan origination costs and fees		497,515	-
		234,736,747	645,237
Less: Allowance for impairment		(1,490,471)	-
	~~W~~	233,246,276	645,237

		December 31, 2017
Household loans	~~W~~	98,890,625
Corporate loans		112,981,422
Public and other loans		2,203,307
Loans to banks		3,805,922
		217,881,276
Deferred loan origination costs and fees		427,487
		218,308,763
Less: Allowance for impairment		(1,323,416)
	~~W~~	216,985,347

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Due from banks			Loans									Other assets			Total
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance (*1)	~~W~~	2,931	149	-	52,295	117,521	133,341	354,661	498,650	512,364	10,097	2,709	3,893	21,997	2,157	1,020	1,713,785
Transfer to 12 month expected credit losses		110	(110)	-	44,603	(44,247)	(356)	40,943	(40,793)	(150)	433	(433)	-	242	(242)	-	-
Transfer to lifetime expected credit losses		(5)	5	-	(5,289)	10,822	(5,533)	(33,368)	67,178	(33,810)	(221)	221	-	(106)	116	(10)	-
Transfer to credit- impaired financial assets		-	-	-	(97)	(2,110)	2,207	(574)	(9,440)	10,014	(5)	(140)	145	(3)	(69)	72	-
Provision for (reversal of) allowance		3,934	197	-	(12,831)	(4,413)	149,003	(67,597)	(54,660)	202,444	(511)	8,058	10,798	(2,083)	44	1,800	234,183
Write-offs		-	-	-	-	-	(200,024)	-	-	(264,334)	-	-	(2,567)	-	-	(65)	(466,990)
Effect of discounting		-	-	-	-	-	-	-	-	(15,086)	-	-	-	-	-	-	(15,086)
Allowance related to loans transferred		-	-	-	-	(17)	(2,216)	-	(357)	(52,094)	-	-	(2,454)	-	(7)	(2,736)	(59,881)
Recoveries		-	-	-	-	-	47,813	-	-	61,832	-	-	91	-	-	547	110,283
Others (*2)		134	3	-	(9)	-	-	1,174	5,007	(2,174)	63	1	-	2,346	-	-	6,545
Ending balance	~~W~~	7,104	244	-	78,672	77,556	124,235	295,239	465,585	419,006	9,856	10,416	9,906	22,393	1,999	628	1,522,839

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

(*2) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment for the years ended December 31, 2018 and 2017 were as follows: (continued)

		December 31, 2017
		Due from banks	Loans			Other assets	Total
			Household	Corporate	Others
Beginning balance	~~W~~	1,311	254,408	996,410	13,144	25,360	1,290,633
Provision for (reversal of) allowance		1,769	131,810	346,885	2,617	(951)	482,130
Write-offs		-	(126,679)	(242,739)	(565)	(388)	(370,371)
Effect of discounting		-	-	(17,483)	-	-	(17,483)
Allowance related to loans transferred		-	(2,042)	(58,132)	(402)	-	(60,576)
Recoveries		-	39,624	67,953	35	493	108,105
Others (*1)		-	-	(81,428)	-	(321)	(81,749)
Ending balance	~~W~~	3,080	297,121	1,011,466	14,829	24,193	1,350,689

(*1) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans and other assets for the year ended December 31, 2018 were as follows:

		December 31, 2018
		Due from banks			Loans									Other assets			Total
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3
Beginning balance	~~W~~	13,052,184	5,164	-	91,474,258	7,162,513	253,854	96,203,951	15,292,928	878,750	5,550,172	445,996	13,061	8,738,983	47,929	1,595	239,121,338
Transfer to 12 month expected credit losses		4,383	(4,383)	-	3,344,013	(3,340,423)	(3,590)	3,138,166	(3,137,672)	(494)	71,267	(71,267)	-	13,507	(13,506)	(1)	-
Transfer to lifetime expected credit losses		(1,842)	1,842	-	(4,816,122)	4,831,162	(15,040)	(13,171,352)	13,207,301	(35,949)	(364,544)	364,544	-	(45,197)	45,208	(11)	-
Transfer to credit-impaired financial assets		-	-	-	(479,083)	(26,689)	505,772	(1,311,451)	(34,445)	1,345,896	(23,964)	(8,557)	32,521	(15,102)	(239)	15,341	-
Origination		2,621,692	-	-	33,386,195	-	-	61,924,062	-	-	4,101,145	-	-	10,754,991	-	-	112,788,085
Recoveries		(8,818,037)	(591)	-	(23,397,185)	(2,007,789)	(193,118)	(45,106,896)	(6,891,737)	(638,247)	(3,487,809)	(129,933)	(12,868)	(5,540,854)	(29,853)	(889)	(96,255,806)
Write-offs		-	-	-	-	-	(200,024)	-	-	(264,334)	-	-	(2,567)	-	-	(65)	(466,990)
Allowance related to loans transferred		-	-	-	-	(3,059)	(72,721)	-	(15,997)	(491,107)	-	-	(14,554)	-	(498)	(14,422)	(612,358)
Others (*1)		85,673	28	-	(1,238)	-	-	347,604	62,597	(24,263)	96,151	1,441	-	-	-	-	567,993
Ending balance	~~W~~	6,944,053	2,060	-	99,510,838	6,615,715	275,133	102,024,084	18,482,975	770,252	5,942,418	602,224	15,593	13,906,328	49,041	1,548	255,142,262

(*1) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

iii) Changes in allowance for impairment for the year ended December 31, 2017 were as follows: (continued)

		2017
		Due from banks	Loans
			Household	Corporate	Others	Other assets	Total
Beginning balance	~~W~~	1,311	254,408	996,410	13,144	25,360	1,290,633
Provision for (reversal of) allowance		1,769	131,810	346,885	2,617	(951)	482,130
Write-offs		-	(126,679)	(242,739)	(565)	(388)	(370,371)
Effect of discounting		-	-	(17,483)	-	-	(17,483)
Allowance related to loans transferred		-	(2,042)	(58,132)	(402)	-	(60,576)
Recoveries		-	39,624	67,953	35	493	108,105
Others (*1)		-	-	(81,428)	-	(379)	(81,749)
Ending balance	~~W~~	3,080	297,121	1,011,466	14,829	24,193	1,350,689

(*1) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

(c) Changes in deferred loan origination costs for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Beginning balance (*1)	~~W~~	427,915	377,974
Loan originations		269,789	214,994
Amortization		(200,189)	(165,481)
Ending balance	~~W~~	497,515	427,487

(*1) The beginning balance for 2018 was restated in accordance with K-IFRS No.1109.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.Securities at fair value through other comprehensive income and Securities at amortized cost

(a)

Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 and available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 were as follows:

		December 31, 2018
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	7,156,748
Financial institutions bonds		14,920,775
Corporate bonds		8,215,952
		30,293,475
Equity securities:
Stocks		436,685
Equity investments		1,121
		437,806
	~~W~~	30,731,281
Securities at amortized cost:
Debt securities:
Government bonds	~~W~~	11,426,126
Financial institutions bonds		776,808
Corporate bonds		4,031,630
		16,234,564
Allowance for impairment		(3,600)
	~~W~~	16,230,964

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(a)

Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 and available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 were as follows: (continued)

		December 31, 2017
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	5,505,989
Financial institutions bonds		15,197,997
Corporate bonds		7,719,698
		28,423,684
Equity securities (*1):
Stocks		541,071
Equity investments		261,531
Beneficiary certificates		1,900,111
		2,702,713
	~~W~~	31,126,397
Held-to-maturity financial assets:
Debt securities:
Government bonds	~~W~~	9,595,227
Financial institutions bonds		1,105,280
Corporate bonds		3,658,077
	~~W~~	14,358,584

(*1) Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably was recorded at cost of ~~W~~23,591 million as of December 31, 2017.

Details of equity instruments designated at FVOCI as of December 31, 2018 were as follows:

		December 31, 2018
Marketable securities	~~W~~ 	135,815
Non-marketable securities		300,870
Others		1,121
	~~W~~ 	437,806

The Bank designated the above equity instruments at FVOCI, in accordance with the Bank’s policy.

Cumulative net losses reclassified in equity upon disposition of equity securities for the year ended December 31, 2018 were ~~W~~4,399 million.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(b)	Gains and losses on sale of securities at FVOCI for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Gain on sale of securities at FVOCI	~~W~~	10,124	-
Loss on sale of securities at FVOCI		(298)	-
Gain on sale of available-for-sale financial assets		-	199,490
Loss on sale of available-for-sale financial assets		-	(12,779)
	~~W~~	9,826	186,711

The Bank disposed equity instruments that are measured at FVOCI for debt-equity swap.  At the time of disposal, fair value of equity instruments and cumulative net losses were ~~W~~2,379 million and ~~W~~4,399 million, respectively.

(c)	There were no gains and losses on sale of securities at amortized cost for year ended December 31, 2018.

(d)	Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost for the year ended December 31, 2018 were as follows:

		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance (*1)	~~W~~	7,972	-	-	7,972	1,367	-	-	1,367
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(161)	161	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		10,386	89	-	10,475	1,988	-	-	1,988
Disposals		(1,280)	(156)	-	(1,436)	-	-	-	-
Others (*2)		1,214	2	-	1,216	245	-	-	245
Ending balance	~~W~~	18,131	96	-	18,227	3,600	-	-	3,600

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

(*2) Other changes were due to foreign exchange rate changes, etc.

The Bank recognized impairment loss on available-for-sale financial assets amounted to ~~W~~178,228 million for the year ended December 31, 2017.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.Securities at fair value through other comprehensive income and securities at amortized cost (continued)

ii) Changes in book value of securities at FVOCI and securities at amortized cost for the year ended December 31, 2018 were as follows:

		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	28,423,684	-	-	28,423,684	14,358,584	-	-	14,358,584
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(15,506)	15,506	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Acquisitions		23,600,909	98,778	-	23,699,687	3,567,093	-	-	3,567,093
Disposals		(4,575,625)	(8,006)	-	(4,583,631)	-	-	-	-
Redemption		(18,199,108)	-	-	(18,199,108)	(1,792,087)	-	-	(1,792,087)
Others (*1)		956,479	(3,636)	-	952,843	100,974	-	-	100,974
Ending balance	~~W~~	30,190,833	102,642	-	30,293,475	16,234,564	-	-	16,234,564

(*1) Other changes were due to foreign exchange rate changes, etc.

11.Property and equipment

(a) Details of property and equipment as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,229,200	-	1,229,200
Buildings (*1)		832,908	(275,690)	557,218
Others		1,235,144	(1,078,695)	156,449
	~~W~~	3,297,252	(1,354,385)	1,942,867

(*1) ~~W~~494 million of government subsidy was deducted from book value.

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,239,966	-	1,239,966
Buildings (*1)		829,035	(237,002)	592,033
Others		1,219,544	(1,063,106)	156,438
	~~W~~	3,288,545	(1,300,108)	1,988,437

(*1) ~~W~~666 million of government subsidy was deducted from book value.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

11.Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,239,966	592,033	156,438	1,988,437
Acquisitions (*1)(*2)(*3)		-	9,637	70,472	80,109
Disposals and write-offs (*4)		(17,262)	(1,744)	(3,018)	(22,024)
Depreciation		-	(40,348)	(67,227)	(107,575)
Amounts transferred from (to) investment property		6,529	(2,314)	-	4,215
Amounts transferred to non-current assets held for sale		(33)	(46)	-	(79)
Effects of foreign currency movements		-	-	(217)	(217)
Ending balance	~~W~~	1,229,200	557,218	156,449	1,942,867

(*1) ~~W~~6,319 million transferred from construction-in progress was included.

(*2) ~~W~~1,810 million of provision for the asset retirement related to newly acquired assets was included.

(*3) W897 million among acquisition cost of others was accounted for as accounts payable.

(*4) ~~W~~932 million of loss on write-off was included.

		December 31, 2017
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,183,352	618,092	174,762	1,976,206
Acquisitions (*1)(*2)		1,460	20,951	56,270	78,681
Disposals and write-offs (*3)		(5,487)	(356)	(2,129)	(7,972)
Depreciation		-	(37,741)	(72,552)	(110,293)
Amounts transferred from (to) investment property		62,456	(5,392)	-	57,064
Amounts transferred to non-current assets held for sale		(1,815)	(3,521)	-	(5,336)
Effects of foreign currency movements		-	-	87	87
Ending balance	~~W~~	1,239,966	592,033	156,438	1,988,437

(*1) ~~W~~14,285 million transferred from construction-in progress was included.

(*2) ~~W~~1,761 million of provision for the asset retirement related to newly acquired assets was included.

(*3) ~~W~~831 million of loss on write-off was included.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

11.Property and equipment (continued)

(c) Insured assets and liability insurances as of December 31, 2018 were as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd.
Property insurance	Real estate & movable properties for business purpose		893.955	Samsung Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-		2,000	DB Insurance Co., Ltd., etc.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	1,037,455

Besides the insurances listed above, the Bank also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

12.Intangible assets

Changes in intangible assets for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	37,005	43,417	45,723	60,612	186,757
Acquisitions (*1)		32,572	18,020	4,284	35,157	90,033
Disposals		-	-	(2,619)	-	(2,619)
Amortization (*2)		(21,016)	(14,937)	-	(33,996)	(69,949)
Effects of foreign currency movements		2	-	88	(4)	86
Ending balance	~~W~~	48,563	46,500	47,476	61,769	204,308

(*1) ~~W~~1,047 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*2) ~~W~~33,573 million among amortization cost of other intangible assets was included in other operating expenses.

		December 31, 2017
		Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	50,864	32,162	45,558	63,323	191,907
Acquisitions (*1)		8,364	22,904	4,977	39,726	75,971
Disposals		-	-	(4,788)	(245)	(5,033)
Amortization (*2)		(22,222)	(11,649)	-	(42,119)	(75,990)
Effects of foreign currency movements		(1)	-	(24)	(73)	(98)
Ending balance	~~W~~	37,005	43,417	45,723	60,612	186,757

(*1) ~~W~~5,061 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*2) ~~W~~41,570 million among amortization cost of other intangible assets was included in other operating expenses.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.Investments in subsidiaries and associates

(a) Investments in subsidiaries and associates as of December 31, 2018 and 2017 were as follows:

Investees	Location	Industry sector
Shinhan Asia Ltd.	Hong Kong	Merchant Banking
Shinhan Bank America	U.S.A	Banking
Shinhan Bank Europe GmbH	Germany	Banking
Shinhan Bank Cambodia	Cambodia	Banking
Shinhan Kazakhstan Bank Limited	Kazakhstan	Banking
Shinhan Bank Canada	Canada	Banking
Shinhan Bank China Limited	China	Banking
Shinhan Bank Japan	Japan	Banking
Shinhan Bank Vietnam Ltd.	Vietnam	Banking
Shinhan Bank Mexico	Mexico	Banking
PT Bank Shinhan Indonesia	Indonesia	Banking
Shinhan-Daesung Contents Fund	Korea	Other
BNP Paribas Cardif Life Insurance Co., Ltd. (*1)	Korea	Insurance
Daewontos Co., Ltd. (*2)	Korea	Other
Inhee Co., Ltd.	Korea	Wholesale
Daegy Electrical Construction Co., Ltd. (*2)	Korea	Construction
YEONWOONG SYSTEM (*2)	Korea	Other
DOODOO LOGITECH (*2)	Korea	Other
Neoplux Technology Valuation Investment Fund	Korea	Investment
JAEYOUNG SOLUTEC CO., LTD. (*3)	Korea	Other
Partners 4th Growth Investment Fund	Korea	Investment
KTB Newlake Global Healthcare PEF	Korea	Investment
Jaeyang Industry (*2)	Korea	Other
Tigris-Aurum Fund 1	Korea	Investment
Chungyoung INC.	Korea	Other
DAEKWANG SEMICONDUCTOR Co., Ltd. (*2)	Korea	Manufacturing
Branbuil Co., Ltd.	Korea	Manufacturing
Songrim Co., Ltd. (*2)	Korea	Wholesale
Taihan Industrial System Co., Ltd. (*2)	Korea	Wholesale
Hyungje Art Printing (*2)	Korea	Other
ICSF (The Korea’s Information Center for Savings & Finance)	Korea	Service
Shinhan-Albatross Technology Investment Fund	Korea	Investment
Loggia	Korea	Manufacturing
Quantum-Nvestor Fund No.1 (*3)	Korea	Finance
Lodestone 1st Private Equity Fund	Korea	Finance
Miraeequity-Incus Venture Business Fund No.4	Korea	Finance
LB Technology Fund 1	Korea	Finance
Shinhan-Neoplux Energy Newbiz Fund	Korea	Finance
Stassets-DA Value Healthcare Fund I	Korea	Finance

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2018 and 2017 were as follows:

	Ownership (%)			Book value
Investees	December 31, 2018	December 31, 2017		December 31, 2018	December 31, 2017
Shinhan Asia Ltd.	99.99	99.99	~~W~~	114,185	161,293
Shinhan Bank America	100.00	100.00		193,049	136,419
Shinhan Bank Europe GmbH	100.00	100.00		78,606	78,606
Shinhan Bank Cambodia	97.50	97.50		84,351	55,705
Shinhan Kazakhstan Bank Limited	100.00	100.00		77,913	77,913
Shinhan Bank Canada	100.00	100.00		79,695	79,695
Shinhan Bank China Limited	100.00	100.00		355,443	355,443
Shinhan Bank Japan	100.00	100.00		410,485	359,745
Shinhan Bank Vietnam Ltd.	100.00	100.00		330,654	330,654
Shinhan Bank Mexico	99.99	99.99		97,467	97,467
PT Bank Shinhan Indonesia	99.00	99.00		425,277	425,277
Shinhan-Daesung Contents Fund	71.43	71.43		5,000	3,500
BNP Paribas Cardif Life Insurance Co., Ltd. (*1)	14.99	14.99		42,204	42,203
Daewontos Co., Ltd. (*2)	36.33	36.33		-	-
Inhee Co., Ltd.	-	15.36		-	-
Daegy Electrical Construction Co., Ltd. (*2)	27.45	27.45		-	-
YEONWOONG SYSTEM (*2)	21.77	21.77		-	-
DOODOO LOGITECH (*2)	27.96	27.96		-	-
Neoplux Technology Valuation Investment Fund	33.33	33.33		19,068	13,068
JAEYOUNG SOLUTEC CO., LTD. (*3)	-	9.61		-	2,014
Partners 4th Growth Investment Fund	25.00	25.00		16,697	14,100
KTB Newlake Global Healthcare PEF	20.00	20.00		7,036	2,056
Jaeyang Industry (*2)	25.90	25.90		-	-
Tigris-Aurum Fund 1	27.27	27.27		1,500	1,500
Chungyoung INC.	-	18.94		-	-
DAEKWANG SEMICONDUCTOR Co., Ltd. (*2)	20.94	20.94		-	-
Branbuil Co., Ltd.	-	15.53		-	-
Songrim Co., Ltd. (*2)	35.34	35.34		-	-
Taihan Industrial System Co., Ltd. (*2)	28.29	28.29		-	-
Hyungje Art Printing (*2)	31.54	-		-	-
ICSF (The Korea’s Information Center for Savings & Finance)	32.26	32.26		156	156
Shinhan-Albatross Technology Investment Fund	33.33	33.33		6,000	2,000
Loggia	-	16.29		-	-
Quantum-Nvestor Fund No.1 (*3)	-	16.67		-	1,000
Lodestone 1st Private Equity Fund	-	17.38		-	2,000
Miraeequity-Incus Venture Business Fund No.4	23.53	23.53		2,000	2,000
LB Technology Fund 1	-	18.52		-	1,000
Shinhan-Neoplux Energy Newbiz Fund	23.33	23.33		4,200	1,400
Stassets-DA Value Healthcare Fund I (*4)	24.10	-		1,000	-
			~~W~~	2,351,986	2,246,214

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.	Investments in subsidiaries and associates (continued)

(b) Ownership percentage and book value of investments in subsidiaries and associates as of December 31, 2018 and 2017 were as follows: (continued)

(*1) Although the ownership interest in BNP Paribas Cardif Life Insurance Co., Ltd. was less than 15%, the Bank used the equity method accounting as the Bank has significant influence over the investee through significant operating transactions.

(*2) The shares of the investees were acquired by debt-equity swap.  The Bank reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Bank can normally exercise its voting rights to the investees.

(*3)	These investees were sold and excluded from associates during the year ended December 31, 2018.

(*4) The Bank newly acquired the associates during the year ended December 31, 2018.

14.	Investment properties

(a)	Investment properties as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	417,994	-	417,994
Buildings		222,549	(69,413)	153,136
	~~W~~	640,543	(69,413)	571,130

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	435,722	-	435,722
Buildings		222,914	(60,511)	162,403
	~~W~~	658,636	(60,511)	598,125

(b) Fair value of investment properties as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Investment properties (*1)	~~W~~	605,107	686,811

(*1) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly fair value of investment properties is classified as level 3.

(c) Income and expenses on investment properties for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Rental income	~~W~~	27,545	25,156
Direct operating expenses for investment properties that generate rental income		5,736	5,600

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

15.	Other assets

Other assets as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Unsettled trades and accounts receivable	~~W~~	5,735,317	3,944,994
Domestic exchange settlement receivables		5,992,383	2,871,934
Guarantee deposits		1,008,256	1,010,267
Accrued income		1,183,220	941,393
Prepaid expense		82,904	74,048
Suspense payments		53,604	43,975
Sundry assets		74,028	72,246
Others		2,771	2,019
Present value discount		(38,157)	(44,116)
Allowance for impairment		(25,020)	(24,193)
	~~W~~	14,069,306	8,892,567

16.	Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Property and equipment	~~W~~	79	4,498

The Bank classified property and equipment which are highly expected to be sold within one year from December 31, 2018, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There were no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2018 and 2017.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

17.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Securities (*1):
Securities at FVOCI	~~W~~	409,913	-
Securities at amortized cost		10,680,863	-
Available-for-sale financial assets		-	517,042
Held-to-maturity financial assets		-	10,496,418
		11,090,776	11,013,460
Property and equipment (*2)		5,784	5,592
	~~W~~	11,096,560	11,019,052

(*1) The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Bank’s default as of December 31, 2018 and 2017 were ~~W~~649,663 million and ~~W~~832,554 million, respectively.

(*2) The amounts were based on the notification amount of pledge

(b) The fair value of collateral held that the Bank has the right to sell or repledge regardless of pledger’s default as of December 31, 2018 and 2017 were as follows:

		December 31, 2018		December 31, 2017
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	5,190,387	-	3,749,516	-

18.	Financial liabilities designated at fair value through profit or loss

(a) There were no financial liabilities designated at FVTPL as of December 31, 2018 and 2017.

(b) There was no net gain or loss on financial liabilities designated at FVTPL for the year ended December 31, 2018.  Net losses on financial liabilities designated at FVTPL for the year ended December 31, 2017 were as follows:

2017
Deposits:
Loss on transaction	~~W~~	(43)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

19.	Deposits

Deposits as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Demand deposits:
Korean won	~~W~~	92,950,163	89,461,654
Foreign currencies		7,309,572	8,046,131
		100,259,735	97,507,785
Time deposits:
Korean won		115,517,599	108,034,413
Foreign currencies		5,044,918	3,993,733
Gain on fair value hedge		(167,226)	(179,053)
		120,395,291	111,849,093
Negotiable certificates of deposits		8,602,552	6,973,204
Note discount deposits		4,087,529	3,423,459
CMA		4,084,709	4,197,146
Others		21,963	24,350
	~~W~~	237,451,779	223,975,037

21.	Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2018 and trading liabilities as of December 31, 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Securities sold	2.75	~~W~~	20,625	-	~~W~~	-
Gold/silver deposits	-		458,934	-		434,586
		~~W~~	479,559		~~W~~	434,586

(b) Net gain (loss) on financial liabilities at FVTPL for the year ended December 31, 2018 and net gain (loss) on trading liabilities for the year ended December 31, 2017 were as follows:

		2018	2017
Securities sold:
Gain on sale	~~W~~	231	691
Loss on sale		(384)	(1,277)
Gain on valuation		27	-
Loss on valuation		(28)	-
		(154)	(586)
Gold/silver deposits:
Gain on sale		1,611	2,834
Loss on sale		(217)	(395)
Gain on valuation		293	436
Loss on valuation		(15,185)	(176)
		(13,498)	2,699
	~~W~~	(13,652)	2,113

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

21.	Borrowings

Borrowings as of December 31, 2018 and 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:
Korean won	1.73	~~W~~	120,000	0.00	~~W~~	-
Foreign currencies	0.00~6.85		711,593	0.00~6.20		433,281
			831,593			433,281
Bill sold	0.75~1.70		14,536	0.65~1.63		13,605
Bonds sold under repurchase agreements:
Korean won	1.82		1,027	0.00		903
Foreign currencies	2.63~6.50		45,289	1.69~6.00		224,362
			46,316			225,265
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,288,991	0.50~0.75		2,873,706
Others	0.00~4.25		6,523,743	0.00~4.25		5,730,527
			8,812,734			8,604,233
Borrowings in foreign currencies:
Overdraft due to banks	0.00		77,543	0.00		128,809
Borrowings from banks	0.00~9.20		4,318,752	0.24~9.25		3,650,498
Sub-lease	0.00~3.34		84,017	0.00~2.15		240,380
Others	2.60~3.18		1,692,656	1.45~1.70		1,175,649
			6,172,968			5,195,336
Deferred origination fees			(1,705)			-
		~~W~~	15,876,442		~~W~~	14,471,720

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

22.	Debt securities issued

Debt securities issued as of December 31, 2018 and 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	20,820,890	0.00~8.00	~~W~~	17,330,890
Subordinated debt securities issued	2.20~4.60		3,200,145	2.20~4.60		3,000,400
Gain on fair value hedges			(206,985)			(274,046)
Discount on debt securities issued			(62,944)			(29,698)
			23,751,106			20,027,546
Debt securities issued in foreign currencies: Currency:
Debt securities issued	0.02~4.01		3,356,032	0.00~4.20		2,504,859
Subordinated debt securities issued	3.75~5.00		2,271,799	3.75~3.88		1,446,390
Gain on fair value hedges			(55,251)			(25,795)
Discount on debt securities issued			(29,102)			(23,277)
			5,543,478			3,902,177
		~~W~~	29,294,584		~~W~~	23,929,723

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

23.	Defined benefit liabilities (assets)

(a) Defined benefit plan assets and liabilities

The Bank provides a defined benefit plan for qualified employees.  Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Present value of defined benefit obligations	~~W~~	1,364,974	1,259,893
Fair value of plan assets		(1,299,502)	(1,294,013)
Defined benefit liabilities (assets)	~~W~~	65,472	(34,120)

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	1,259,893	1,255,783
Current service cost		103,098	126,388
Interest expense		43,859	40,456
Remeasurements (*1)(*2)		65,436	(106,119)
Benefits paid by the plan		(106,995)	(64,787)
Others		(317)	5,362
Past service cost		-	2,810
Ending balance	~~W~~	1,364,974	1,259,893

(*1) Remeasurements for the years ended December 31, 2018 consist of ~~W~~18,380 million of actuarial loss arising from changes in demographic assumptions, ~~W~~54,875 million of actuarial loss arising from changes in financial assumptions and ~~W~~7,819 million of actuarial gain arising from changes in experience adjustments, respectively.

(*2) Remeasurements for the years ended December 31, 2017 consist of ~~W~~4,929 million of actuarial loss arising from changes in demographic assumptions, ~~W~~77,881 million of actuarial gain arising from changes in financial assumptions and ~~W~~33,167 million of actuarial gain arising from changes in experience adjustments, respectively.

(c) Changes in the fair value of plan assets for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	1,294,013	1,208,370
Interest income		50,725	41,085
Remeasurements		(31,570)	(21,188)
Contributions paid into the plan		92,000	120,000
Benefits paid by the plan		(105,666)	(54,254)
Ending balance	~~W~~	1,299,502	1,294,013

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

23.	Defined benefit liabilities (assets) (continued)

(d) The amount of major categories of the fair value of plan assets as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Deposits	~~W~~	1,281,069	1,275,313
Others		18,433	18,700
	~~W~~	1,299,502	1,294,013

(e) Actuarial assumptions as of December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017	Descriptions
Discount rate	3.18%	3.92%	AA0 Corporate bond yields
Future salary increasing rate	2.33% + Upgrade rate	2.63% + Upgrade rate	Average for 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value of defined benefit obligation as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(121,458)	140,202
Future salary increasing rate		137,397	(120,101)

	December 31, 2017
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(109,226)	125,770
Future salary increasing rate		126,331	(111,638)

(g) The maturity analysis of undiscounted retirement benefit payments as of the end of the current term is as follows

		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 5 years	Total
Salary payment amount	~~W~~	58,231	80,625	277,853	395,171	1,087,326	1,899,206

(h) The weighted-average duration of defined benefit obligations applied as of December 31, 2018 and 2017 were 9.90 years and 9.33 years, respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

24.	Provisions

(a) Changes in provisions for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2018 were as follows:

		December 31, 2018
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
		12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
			Credit-unimpaired financial asset	Credit-impaired financial asset		Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance (*1)	~~W~~	51,647	12,587	-	63,031	9,876	8,658	145,799
Transfer to 12-month expected credit losses		2,530	(2,530)	-	671	(671)	-	-
Transfer to lifetime expected credit losses		(2,004)	2,004	-	(989)	989	-	-
Transfer to impaired financial asset		-	-	-	(13)	-	13	-
Provision (reversal)		(5,557)	(528)	-	(1,128)	(7,770)	(5,764)	(20,747)
Foreign exchange movements		555	(9)	-	607	403	448	2,004
Others (*2)		-	-	-	25,491	1,306	(479)	26,318
Ending balance	~~W~~	47,171	11,524	-	87,670	4,133	2,876	153,374

   (*1) The beginning balance was restated in accordance with K-IFRS No.1109.

   (*2) Other changes were mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

(b) Changes in other provisions for the year ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	30,874	11,850	45,070	42,539	130,333
Provision (reversal)		6,474	(971)	(3,698)	1,353	3,158
Provision used		(2,388)	(5,492)	-	(5,049)	(12,929)
Foreign exchange movements		-	386	1,652	(570)	1,468
Others (*1)		1,810	-	(1,728)	13,825	13,907
Ending balance	~~W~~	36,770	5,773	41,296	52,098	135,937

(*1) Other changes were mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

24.Provisions (continued)

(b) Changes in other provisions for year ended December 31, 2018 and 2017 were as follows: (continued)

		December 31, 2017
		Asset retirement	Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	~~W~~	36,098	12,044	75,036	113,059	84,405	320,642
Provision (reversal)		(4,853)	423	(7,331)	(4,329)	(20,559)	(36,649)
Provision used		(2,132)	-	-	-	(21,220)	(23,352)
Foreign exchange movements		-	(617)	(1,965)	(4,533)	(87)	(7,202)
Others (*1)		1,761	-	-	19,562	-	21,323
Ending balance	~~W~~	30,874	11,850	65,740	123,759	42,539	274,762

(*1) Other changes were mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

(c) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period. Disbursements of such costs were expected to incur at the end of the lease contract.  Such costs were reasonably estimated using the average lease period and the average restoration expenses.  The average lease period was calculated based on the past ten-year historical data of the expired leases.  The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

25.	Other liabilities

Other liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Accounts payable	~~W~~	5,670,859	3,974,906
Borrowing from trust account		3,224,946	4,297,314
Accrued expenses		2,124,902	1,974,718
Liability incurred by agency relationship		1,306,075	935,016
Domestic exchange settlement payables		1,018,237	1,685,305
Account for agency business of other institutions		720,076	600,749
Guarantee deposits received		241,207	554,433
Foreign exchange settlement payables		225,720	222,195
Suspense payable		48,406	42,570
Unearned income		69,937	59,733
Withholding value-added tax and other taxes		114,567	84,491
Dividend payable		2,597	1,367
Sundry liabilities		33,890	51,705
Present value discount		(2,117)	(2,913)
	~~W~~	14,799,302	14,481,589

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

26.	Equity

(a) Equity as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		698,660	668,938
Capital surplus:
Share premium		398,080	398,080
Capital adjustments:
Stock options		4,850	782
Others		(254)	(139)
		4,596	643
Accumulated other comprehensive income (loss):
Net change in fair value of financial assets at FVOCI		6	-
Net change in fair value of available-for-sale financial assets		-	37,034
Foreign currency translation differences for foreign operations		(56,356)	(55,344)
Remeasurements of defined benefit plans		(277,714)	(207,385)
		(334,064)	(225,695)
Retained earnings:
Legal reserve (*1)		1,835,854	1,675,077
Voluntary reserve (*2)		10,930,547	10,065,795
Other reserve (*3)		112,058	99,681
Unappropriated retained earnings (*4)		1,997,574	1,577,907
		14,876,033	13,418,460
	~~W~~	23,571,383	22,188,504

(*1) According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital.  The legal reserve is only available to reduce accumulated deficit or transfer to capital stock.

(*2) The amounts include a regulatory reserve for loan loss of ~~W~~1,842,655 million and ~~W~~1,754,773 million as of December 31, 2018 and 2017 respectively.  The amounts also include asset revaluation surplus of ~~W~~355,898 million as of December 31, 2018 and 2017.

(*3) Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.

(*4) The amounts include reversal of the regulatory reserve for loan loss of ~~W~~118,844 million and provision for the regulatory reserve for loan loss of ~~W~~87,882 million as of December 31, 2018 and 2017 respectively.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for share data)

26.	Equity (continued)

(b) Capital stock

Capital stock of the Bank as of December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2018 and 2017 were as follows:

			Book value
Date of issuance	Date of maturity		December 31 2018	December 31, 2017	Interest rate (%)
Hybrid bonds issued in Korean won:
March 21, 2008	March 21, 2038	~~W~~	-	119,878	7.30
March 25, 2008	March 25, 2038		-	49,947	7.30
June 7, 2013	June 7, 2043		299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	129,701	3.33
June 29, 2017	Perpetual bond		69,844	69,844	3.81
October 15, 2018	Perpetual bond		199,547	-	3.70
		~~W~~	698,660	668,938
Dividends on hybrid bond holders		~~W~~	25,228	29,857
Weighted average interest rate (%)			4.36	5.23

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.  In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

During the year ended December 31, 2018, ~~W~~169,825 million of hybrid bonds issued in March 2008 were repaid early.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

26.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Items that are or may be reclassified to profit or loss		Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Remeasur-ements of the defined benefit plans	Total
Beginning balance (*1)	~~W~~	(97,666)	(54,281)	(40,967)	(207,385)	(400,299)
Change due to fair value		153,680	-	21,721	-	175,401
Change due to impairment		10,257	-	-	-	10,257
Change due to disposal		11,910	-	-	-	11,910
Effect of hedge accounting		(2,365)	(2,633)	-	-	(4,998)
Effect of foreign currency movements		-	(229)	423	-	194
Remeasurements of defined benefit plans		-	-	-	(97,006)	(97,006)
Amounts transferred to retained earnings		-	-	(4,399)	-	(4,399)
Effect of tax		(47,708)	787	(4,880)	26,677	(25,124)
Ending balance	~~W~~	28,108	(56,356)	(28,102)	(277,714)	(334,064)

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

		2017
		Net change in fair value of available-for-sale financial assets	Foreign currency translation differences for foreign operations	Remeasurements of defined benefit plans	Total
Beginning balance	~~W~~	160,710	(34,299)	(281,202)	(154,791)
Change due to fair value		(74,100)	-	-	(74,100)
Change due to impairment		38,383	-	-	38,383
Change due to disposal		(119,348)	-	-	(119,348)
Effect of hedge accounting		1,241	17,595	-	18,836
Effect of foreign currency movements		(7,113)	(48,682)	-	(55,795)
Remeasurements of defined benefit plans		-	-	84,931	84,931
Effect of tax		37,261	10,042	(11,114)	36,189
Ending balance	~~W~~	37,034	(55,344)	(207,385)	(225,695)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for par value per share and dividend per share)

26.	Equity (continued)

(e) Separate statements of appropriation of retained earnings for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
		Expected date of approval: March 21, 2018	Date of approval: March 22, 2018
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Net effect on change due to accounting policy		(90,616)	-
Transfer from other comprehensive income through the sale of securities at FVOCI		(3,189)	-
Interest on hybrid bond		(25,228)	(29,857)
Profit for the year		2,116,606	1,607,761
		1,997,573	1,577,904
Transfer from reserves:
Voluntary reserve		8,453,145	7,676,276
		10,450,718	9,254,180
Appropriation of retained earnings:
Legal reserve		211,661	160,776
Regulatory reserve for loan loss		118,844	87,882
Other reserve		11,139	12,377
Voluntary reserves		9,218,899	8,453,145
Loss on redemption of hybrid bond		175	-
Dividends on common stock		890,000	540,000
(Dividend per share in won: 2018: ~~W~~561.30 (11.23%) 2017: ~~W~~340.56 (6.81%)
		10,450,718	9,254,180
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

(f) Dividends

Dividends of common stock for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		11.23%	6.81%
Dividend per share in won	~~W~~	561.30	340.56

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

26.	Equity (continued)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Dividends	~~W~~	890,000	540,000
Profit for the year		2,116,606	1,607,761
Dividends payout ratio to profit for the year		42.05%	33.59%
Profit for the year adjusted for regulatory reserve for loan loss		1,785,305	1,519,879
Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss		49.85%	35.53%

27.	Regulatory reserve for loan loss

The Bank should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a)	The regulatory reserve for loan loss as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Regulatory reserve for loan loss	~~W~~	1,842,655	1,754,773
Provision for regulatory reserve for loan loss		118,844	87,882
	~~W~~	1,961,499	1,842,655

(b)	Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Provision for regulatory reserve for loan loss (*1)	~~W~~	331,301	87,882
Profit for the year adjusted for regulatory reserve for loan loss		1,785,305	1,519,879
Earnings per share adjusted for regulatory reserve in won		1,110	940

  (*1) The amount calculated based on the reserve for loan losses that retroactively reflects the effect of adoption of K-IFRS No. 1109

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

28.	Net interest income

(a) Net interest income for the years ended December 31, 2018 and 2017 were as follows:

		2018
Interest income:
Cash and due from banks	~~W~~	65,290
Loans (*1)		7,509,650
Others		57,926
Securities at FVTPL		172,718
Securities at FVOCI		543,442
Securities at amortized cost		376,934
		8,725,960
Interest expense: (*2)
Deposits		(2,761,558)
Borrowings		(278,283)
Debt securities issued		(601,560)
Others		(54,411)
		(3,695,812)
Net interest income	~~W~~	5,030,148

		2017
Interest income:
Cash and due from banks	~~W~~	43,583
Trading assets		140,216
Available-for-sale financial assets		428,647
Held-to-maturity financial assets		334,008
Loans		6,443,680
Others		59,143
		7,449,277
Interest expense: (*2)
Deposits		(2,211,012)
Borrowings		(194,359)
Debt securities issued		(479,117)
Others		(43,551)
		(2,928,039)
Net interest income	~~W~~	4,521,238

(*1) The amounts include an interest income from loans at FVTPL of ~~W~~12,462 million for the year ended December 31, 2018.

(*2) There were no interest expense from financial liabilities at FVTPL for the years ended December 31, 2018 and 2017.

(b) Interest income recognized on impaired financial assets year ended December 31, 2018 and 2017 were as follows:

		2018	2017
Interest income	~~W~~	15,086	16,371

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

29.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Fees and commission income:
Credit placement fees	~~W~~	54,672	55,124
Commission received as electronic charge receipt		145,706	141,487
Brokerage fees		97,928	107,773
Commission received as agency		324,930	325,310
Investment banking fees		84,758	65,769
Commission received in foreign exchange activities		111,847	99,950
Asset management fees from trust accounts		212,537	185,040
Guarantee fees		65,246	58,220
Others		100,314	87,752
		1,197,938	1,126,425
Fees and commission expense:
Credit-related fees		(34,245)	(33,520)
Brand-related fees		(34,769)	(32,757)
Service-related fees		(25,586)	(17,439)
Trading and brokerage fees		(9,360)	(7,966)
Commission paid in foreign exchange activities		(23,686)	(20,279)
Others		(64,362)	(57,456)
		(192,008)	(169,417)
Net fees and commission income	~~W~~	1,005,930	957,008

30.	Dividend income

Dividend income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Securities at FVTPL	~~W~~	1,498	-
Securities at FVOCI		8,732	-
Trading assets		-	26,293
Available-for-sale financial assets		-	87,807
	~~W~~	10,230	114,100

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

31.	Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the year ended December 31, 2018 and net trading loss for the year ended December 31, 2017 were as follows:

		2018
Financial instruments at FVTPL
Debt:
Gain on valuation of debt securities	~~W~~	62,850
Gain on sale of debt securities		39,610
Loss on valuation of debt securities		(26,170)
Loss on sale of debt securities		(34,922)
Others		76,451
		117,819
Equity:
Gain on valuation of equity securities		23,616
Gain on sale of equity securities		20,196
Loss on valuation of equity securities		(375)
Loss on sale of equity securities		(10,083)
		33,354
Gold/silver:
Gain on valuation of gold/silver deposits		19,667
Gain on sale of gold/silver deposits		1,611
Loss on valuation of gold/silver deposits		(15,473)
Loss on sale of gold/silver deposits		(217)
		5,588
Loans at FVTPL
Gain on valuation of loans		5,292
Gain on sale of loans		12,181
Loss on valuation of loans		(1,225)
Loss on sale of loans		(2,420)
		13,828
		170,589

Derivatives
Foreign currency related:
Gain on valuation and transaction		5,839,322
Loss on valuation and transaction		(5,677,617)
		161,705
Interest rates related:
Gain on valuation and transaction		468,823
Loss on valuation and transaction		(452,234)
		16,589
Equity related:
Gain on valuation and transaction		20,203
Loss on valuation and transaction		(10,863)
		9,340
Commodity related:
Gain on valuation and transaction		5,532
Loss on valuation and transaction		(20,141)
		(14,609)
		173,025
Net gain on financial instruments at FVTPL	~~W~~	343,614

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

31. Gain and loss on financial instruments at fair value through profit or loss (continued)

Gain and loss on financial instruments at FVTPL for the year ended December 31, 2018 and net trading loss for the year ended December 31, 2017 were as follows: (continued)

		2017
Trading assets and trading liabilities
Debt:
Gain on valuation of debt securities	~~W~~	474
Gain on sale of debt securities		7,120
Loss on valuation of debt securities		(3,910)
Loss on sale of debt securities		(15,124)
		(11,440)
Equity:
Gain on valuation of equity securities		230
Gain on sale of equity securities		17,327
Loss on valuation of equity securities		(1,211)
Loss on sale of equity securities		(13,046)
		3,300
Gold/silver:
Gain on valuation of gold/silver deposits		6,735
Gain on sale of gold/silver deposits		2,834
Loss on valuation of gold/silver deposits		(693)
Loss on sale of gold/silver deposits		(395)
		8,481
		341
Derivatives
Foreign currency related:
Gain on valuation and transaction		7,436,112
Loss on valuation and transaction		(7,604,693)
		(168,581)
Interest rates related:
Gain on valuation and transaction		488,449
Loss on valuation and transaction		(465,079)
		23,370
Equity related:
Gain on valuation and transaction		7,326
Loss on valuation and transaction		(8,722)
		(1,396)
Commodity related:
Gain on valuation and transaction		24,855
Loss on valuation and transaction		(4,387)
		20,468
		(126,139)
Net trading loss	~~W~~	(125,798)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

32.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Employee benefits:
Short and long term employee benefits	~~W~~	1,634,292	1,618,366
Post-employee defined benefits		96,232	128,569
Post-employee defined contributions		53	46
Termination benefits		90,484	224,033
		1,821,061	1,971,014
Amortization:
Depreciation		107,575	110,293
Amortization of intangible assets		36,376	34,420
		143,951	144,713
Other general and administrative expenses:
Rent		243,398	221,478
Service contract expenses		218,465	211,708
Taxes and dues		74,624	69,538
Advertising		70,336	56,408
Electronic data processing expenses		49,093	51,575
Others		137,663	141,045
		793,579	751,752
	~~W~~	2,758,591	2,867,479

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for exercise price and fair value)

33.	Share-based payments

(a) Stock options granted as of December 31, 2018 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won (*1)	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	1,903,200	2,157,600	715,500	332,850
Contractual exercise period	2017.05.18 ~ 2018.08.30	2017.05.18 ~ 2019.08.21	2017.05.18 ~ 2020.08.19	2017.5.18 ~ 2021.5.17 2017.9.18 ~ 2021.9.17
Changes in number of shares granted:
Outstanding at December 31, 2017	93,426	101,963	50,513	26,233
Exercised	93,426	99,463	-	-
Outstanding at December 31, 2018 (*2)	-	2,500	50,513	26,233

Fair value in won (*3)	-	2,874	397	Expiration date 2021.5.17 : 1,441 Expiration date 2021.9.17 : 1,610

(*1) As of December 31, 2018, the granted shares are fully vested, and the weighted-average exercise price of 79,246 options outstanding was ~~W~~52,241.

(*2) As of December 31, 2018, 4,759 rights of exercise for 7th grant are suspended.

(*3) As of December 31, 2018, suspended grants are evaluated based on the intrinsic value, which is the difference between the closing price of Shinhan Financial Group and the exercise price.

(b) Equity-settled share-based payments

   i) Equity-settled share-based payments as of December 31, 2018 were as follows:

Contents
Grant year	2010 ~ 2013	2014~
Type (*1)	Equity-settled share-based payment	Equity-settled share-based payment
Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions (*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1) The Bank granted shares of Shinhan Financial Group.  According to the commitment, the amount that the Bank must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.

(*2) ROE: Return on Equity

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

33.	Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2018 were as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
April 1, 2010	306,400	45,150	10,471
January 1, 2014	109,800	47,300	2,364
January 1, 2015	159,000	44,500	148,882
March 18, 2015	16,800	42,650	12,610
April 10, 2015	2,300	40,350	1,591
May 1, 2015	2,300	46,000	1,466
May 22, 2015	5,300	42,800	3,097
May 27, 2015	2,300	40,200	1,314
August 1, 2015	2,300	41,900	958
August 24, 2015	2,300	40,250	785
January 1, 2016	221,900	39,000	212,366
January 1, 2017	221,300	45,300	187,467
January 23, 2017	2,700	45,600	2,421
March 7, 2017	17,400	46,950	13,600
March 24, 2017	8,100	49,000	5,961
June 1, 2017	2,700	49,250	1,493
July 5, 2017	2,700	49,550	1,251
July 6, 2017	2,700	49,200	1,244
January 1, 2018	227,500	49,400	207,228
	1,315,800		816,569

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.  As of December 31, 2018, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~39,600.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

(c) Stock compensation costs calculated for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Compensation costs recorded for the year	~~W~~	11,209	10,748

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Accrued expenses	~~W~~	36,446	30,773

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

34.	Net other operating income (expenses)

Net other operating expenses for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	26,133	45,117
Written-off loans		13,119	116
		39,252	45,233
Others:
Gain on hedge activity from hedged items		112,579	249,223
Gain on hedge activity from hedging instruments		167,048	57,010
Reversal of allowance for acceptances and guarantee		3,698	4,328
Reversal of other allowance		-	32,322
Others		27,558	12,884
		310,883	355,767
		350,135	401,000
Other operating expense
Loss on sale of assets:
Loans at amortized cost		(13,991)	(8,365)
Others:
Loss on hedge activity from hedged items		(189,152)	(56,133)
Loss on hedge activity from hedging instruments		(87,413)	(251,444)
Provision for other allowance		(6,856)	-
Contribution to fund		(275,099)	(244,189)
Deposit insurance fee		(293,910)	(280,588)
Others		(151,181)	(142,575)
		(1,003,611)	(974,929)
		(1,017,602)	(983,294)
Net other operating expenses	~~W~~	(667,467)	(582,294)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

35.	Net non-operating income (expenses)

Net non-operating income (expenses) for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	11,109	4,293
Intangible assets		50	514
Investment properties		4,707	154
Non-current assets held for sale		80	32,879
		15,946	37,840
Investments in associates:
Dividend income		121,391	3,752
Gain from disposition		7,361	1,586
		128,752	5,338
Others:
Rental income on investment property		27,545	25,156
Others		25,609	45,911
		53,154	71,067
		197,852	114,245
Non-operating expenses
Loss on sale of assets:
Property and equipment		(976)	(870)
Intangible assets		(20)	(790)
Investment properties		(1,623)	-
Non-current assets held for sale		(1,403)	(1,674)
		(4,022)	(3,334)
Investments in associates:
Impairment loss		(47,108)	(144)
Others:
Investment properties depreciation		(10,370)	(10,514)
Donations		(59,611)	(121,352)
Others		(21,078)	(20,608)
		(91,059)	(152,474)
		(142,189)	(155,952)
Net non-operating income (expenses)	~~W~~	55,663	(41,707)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

36.	Operating revenue

Operating revenue for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Interest income	~~W~~	8,725,960	7,449,277
Fees and commission income		1,197,938	1,126,425
Dividend income		10,230	114,100
Net gain on financial instruments at FVTPL		6,595,352	-
Trading income		-	7,991,461
Foreign currencies transaction gain		1,700,742	3,099,210
Net gain on financial instruments at FVOCI		10,124	-
Gain on sale of available-for- sale financial assets		-	199,490
Reversal of provisions for acceptances and guarantees		14,662	-
Reversal of provisions for unused credit limit		6,085	-
Other operating income		350,135	401,000
	~~W~~	18,611,228	20,380,963

37.	Income tax expense

(a) The components of income tax expense for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Current income tax expense	~~W~~	512,615	337,551
Deferred taxes arising from changes in temporary differences		280,994	37,785
Deferred taxes arising from utilization of expired unused tax losses		6,947	(15,818)
Tax adjustment charged or credited directly to equity		(26,666)	35,609
Income tax expense	~~W~~	773,890	395,127

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.	Income tax expense (continued)

(b) The income tax expense calculated by applying statutory tax rates to the Bank’s taxable income differs from the actual tax expense in the separate statements of income for the years ended December 31, 2018 and 2017 for the following reasons:

		2018	2017
Profit before income tax	~~W~~	2,890,496	2,002,888
Statutory tax rate		27.50%	24.20%
Income tax expense at statutory tax rates		784,525	484,237
Adjustments:
Non-taxable income		(30,738)	(8,143)
Non-deductible expense		9,620	10,425
Decrease resulting from consolidated corporate tax system		(34,176)	(25,756)
Income tax paid		39,986	(27,235)
Impact of tax rate change		-	(43,430)
Others		4,673	5,029
Income tax expense	~~W~~	773,890	395,127
Effective tax rate		26.77%	19.73%

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(429,624)	(436,855)	(596,918)	(589,687)	(162,164)
Accounts receivable		(60,062)	(60,062)	(88,065)	(88,065)	(24,218)
Securities at FVTPL		(49,853)	(106,774)	41,374	98,295	27,031
Securities at FVOCI		852,817	424,587	(165,569)	262,661	72,232
Investments in subsidiaries and associates		51,734	(5,755)	47,108	104,597	28,764
Deferred loan origination costs and fees		(427,937)	(427,937)	(497,515)	(497,515)	(136,817)
Revaluation and depreciation on property and equipment		(432,522)	(4,043)	5,691	(422,788)	(116,267)
Derivative liabilities		(125,588)	(142,108)	(193,916)	(177,396)	(48,784)
Deposits		101,467	15,498	15,981	101,950	28,036
Accrued expenses		379,320	379,320	226,076	226,076	62,171
Defined benefit obligations		1,142,678	105,666	212,447	1,249,459	343,601
Plan assets		(1,180,248)	(88,189)	(175,872)	(1,267,931)	(348,681)
Other provisions		149,497	147,991	151,829	153,335	42,167
Allowance for guarantees and acceptance		126,634	129,510	138,852	135,976	37,394
Allowance for advanced depreciation		(179,393)	(2,256)	-	(177,137)	(48,713)
Allowance for expensing depreciation		(1,923)	(232)	-	(1,691)	(465)
Deemed dividends		19,171	19,171	-	-	-
Net change in fair value of securities at FVOCI		15,982	15,982	16,297	16,297	4,482
Donation payables		39,429	39,429	78,750	78,750	21,656
Allowance and bad debt		377,060	695,946	363,097	44,211	12,158
Compensation expenses associated with stock option		437	359	100	178	49
Fictitious dividends		4,060	1	-	4,059	1,116
Others		70,349	440,768	473,660	103,241	28,377
		443,485	1,140,017	53,407	(643,125)	(176,875)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,281,039	25,262	-	1,255,777	345,339

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		(22,219)	-	-	(22,219)	(6,110)
	~~W~~	1,746,743	1,165,279	53,407	634,871	174,574

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 were as follows: (continued)

		December 31, 2017
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities)

Accrued income	~~W~~	(306,255)	(308,304)	(431,673)	(429,624)	(118,147)
Accounts receivable		(36,089)	(36,089)	(60,062)	(60,062)	(16,517)
Trading assets		(56,271)	(59,469)	(53,051)	(49,853)	(13,710)
Available-for-sale financial assets		780,467	454,602	526,952	852,817	234,525
Investments in subsidiaries and associates		60,636	8,902	-	51,734	14,227
Deferred loan origination costs and fees		(378,933)	(378,933)	(427,937)	(427,937)	(117,683)
Revaluation and depreciation on property and equipment		(441,979)	(5,718)	3,739	(432,522)	(118,944)
Derivative liabilities		(137,101)	(148,094)	(136,581)	(125,588)	(34,537)
Deposits		75,052	17,940	44,355	101,467	27,904
Accrued expenses		262,174	263,525	380,671	379,320	104,313
Defined benefit obligations		1,133,301	54,253	63,630	1,142,678	314,236
Plan assets		(988,598)	(54,254)	(245,904)	(1,180,248)	(324,568)
Other provisions		207,583	207,583	151,002	151,002	41,526
Allowance for guarantees and acceptance		113,059	113,059	123,759	123,759	34,034
Allowance for advanced depreciation		(179,438)	(45)	-	(179,393)	(49,333)
Allowance for expensing depreciation		(2,154)	(231)	-	(1,923)	(529)
Deemed dividends		5,513	-	13,658	19,171	5,272
Net change in fair value of available-for-sale financial assets		(212,018)	(212,018)	(50,247)	(50,247)	(13,818)
Donation payables		35,717	35,717	39,429	39,429	10,843
Allowance and bad debt		202,050	167,335	(20,751)	13,964	3,840
Compensation expenses associated with stock option		2,344	2,266	359	437	120
Fictitious dividends		4,026	19	53	4,060	1,117
Others		41,190	65,926	95,085	70,349	19,346
		184,276	187,972	16,486	12,790	3,517
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,390,362	109,323	-	1,281,039	352,286

Temporary differences not qualified for deferred tax assets or liabilities
Investments in subsidiaries and associates		(22,219)	-	-	(22,219)	(6,110)
	~~W~~	1,596,857	297,295	16,486	1,316,048	361,913

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.	Income tax expense (continued)

(d)	Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018		December 31, 2017 (*1)		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of securities at FVOCI	~~W~~	8	(2)	(189,752)	52,182	(52,184)
Foreign currency translation differences for foreign operations		(77,732)	21,376	(76,335)	20,992	384
Remeasurements of defined benefit plans		(383,053)	105,339	(286,046)	78,661	26,678
Other (stock option)		6,690	(1,840)	1,078	(296)	(1,544)
	~~W~~	(454,087)	124,873	(551,055)	151,539	(26,666)

    (*1) The balances ware restated in accordance with K-IFRS No.1109 and K-IFRS No.1115

		December 31, 2017		December 31, 2016		Changes in tax effects
		Amount before tax	Tax effects	Amount before tax	Tax effects
Net change in fair value of available-for-sale financial assets	~~W~~	51,081	(14,047)	212,018	(51,308)	37,261
Foreign currency translation differences for foreign operations		(76,335)	20,992	(45,248)	10,950	10,042
Remeasurements of defined benefit plans		(286,046)	78,661	(370,977)	89,775	(11,114)
Other (stock option)		1,078	(296)	(1,170)	284	(580)
	~~W~~	(310,222)	85,310	(205,377)	49,701	35,609

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for earnings per share)

37.	Income tax expense (continued)

(e)	The current tax assets and liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Current tax assets:
Income taxes paid	~~W~~	1,872	3,527

Current tax liabilities:
Payable due to consolidated tax system		265,789	179,364
Income taxes payables		10,599	4,309
	~~W~~	276,388	183,673

(f) The deferred tax assets / liabilities and current tax assets / liabilities presented on a gross basis prior to any offsetting as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Deferred tax assets	~~W~~	1,665,075	2,092,570
Deferred tax liabilities		1,490,501	1,730,657
Current tax assets		194,862	219,671
Current tax liabilities		469,378	399,817

38.	Earnings per share

(a) Earnings per share for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Profit for the year	~~W~~	2,116,606	1,607,761
Less: dividends on hybrid bonds		(25,228)	(29,857)
Profit available for common stock	~~W~~	2,091,378	1,577,904
Weighted average number of common shares outstanding		1,585,615,506	1,585,615,506
Basic and diluted earnings per share in won	~~W~~	1,319	995

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2018 and 2017.

(b) Weighted average number of common shares outstanding as of December 31, 2018 and 2017 were as follows:

	2018	2017
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

39.Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Guarantees:
Guarantee outstanding	~~W~~	9,728,578	8,060,660
Contingent guarantees		3,892,028	3,152,593
	~~W~~	13,620,606	11,213,253
Commitments to extend credit:
Loan commitments in Korean won	~~W~~	68,946,886	53,160,964
Loan commitments in foreign currencies		16,319,618	15,671,070
ABS and ABCP purchase commitments		5,511,932	4,609,072
Others		1,907,431	1,437,936
	~~W~~	92,685,867	74,879,042
Endorsed bills:
Secured endorsed bills	~~W~~	37,667	85,456
Unsecured endorsed bills		7,758,242	7,810,788
	~~W~~	7,795,909	7,896,244
Loans sold with repurchase agreement	~~W~~	1,387	1,387

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Guarantees outstanding	~~W~~	9,728,578	8,060,660
Contingent guarantees		3,892,028	3,152,593
ABS and ABCP purchase commitments		5,511,932	4,609,072
Secured endorsed bills		37,667	85,456
	~~W~~	19,170,205	15,907,781
Allowance for acceptances and guarantees	~~W~~	135,975	123,759
Ratio (%)		0.71	0.78

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

39.Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Bank was involved as a defendant as of December 31, 2018 were as follows:

Case	Number of claim		Claim amount	Description
Damage claim	1	~~W~~	6,893	According to the asset custody contract, the plaintiff is liable for damages caused by a fire in the property of the real estate investment company in which the Bank is holding assets.	In 2015 and 2017, the plaintiffs prevailed, but the first and second decisions were different and in progress of third order.
Deposit return	1		4,606	The plaintiff alleges that the plaintiff has canceled the money received in his account without his consent, and requested the plaintiff to pay the deposit equivalent to the amount.	Since 2017, the Bank won the first and second trial and the third trial was ongoing as of December 31, 2018.
Indemnification cost	1		4,112

According to the asset custody contract, the plaintiffs filed a lawsuit against the Bank, claiming for a fire damage occurred on a property of the real estate investment company for which the Bank provides the custodian service.

					In 2017, the Bank has lost on the first order and in progress for second order.
Others	100		49,924	It includes various cases, such as compensation for loss claim.
	103	~~W~~	65,535

As of December 31, 2018, the Bank recorded a provision of ~~W~~5,773 million for litigation for certain of the above lawsuits.  Additional losses may be incurred from these legal actions besides the current provision established by the Bank, but the amount of loss is not expected to have a material adverse effect on the Bank’s separate financial statements.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

39. Commitments and contingencies (continued)

(d) Principal guaranteed trusts or principal and interest guaranteed trusts

Book value of trusts with guarantee commitments of payments of principal or principal and interest as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Principal guarantee commitments:
Market evaluation form	~~W~~	2,793,689	2,692,322
Book value evaluation form		1,615,699	1,659,439
		4,409,388	4,351,761
Principal and interest guarantee commitments:
Book value evaluation form		1,711	1,698
	~~W~~	4,411,099	4,353,459
Principal in the money trusts	~~W~~	4,019,806	3,979,776
Accrued trust income		391,293	373,683

There may occur additional losses depending on the operating results of trust agreements.  As of December 31, 2018 and 2017, no additional payments were required as per the operating results of trust agreements.

(e) Maturity structure of minimum lease payments

The future minimum lease payments under non-cancellable operating leases were payable as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	143,178	262,430	11,471	417,079

		December 31, 2017
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	210,972	278,689	29,087	518,748

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

40.	Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying separate statements of cash flows as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Cash	~~W~~	2,467,074	1,658,239
Reserve deposits		2,094,612	8,503,968
Other deposits		4,844,153	4,550,299
Cash and due from banks		9,405,839	14,712,506
Less: Restricted due from banks		(3,657,482)	(11,033,538)
Less: Due with original maturities of more than three months		(1,286,040)	(346,429)
	~~W~~	4,462,317	3,332,539

(b) Significant non-cash activities for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Dividend payable of hybrid bonds	~~W~~	2,597	1,367
Debt-equity swap		28,759	32,530
Accounts payable for purchase of property and equipment		827	-
Accounts payable for purchase of intangible assets		1,047	5,061
Transfer from investment in subsidiaries and associates to non-current asset held for sale		6,126	-

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	14,471,720	23,929,723	38,401,443
Changes in cash flows		1,094,393	5,345,483	6,439,876
Amortization		(1,705)	(100,307)	(102,012)
Net foreign currencies transaction loss (gain)		(374,911)	82,081	(292,830)
Changes in fair value of hedged items		686,945	37,604	724,549
Ending balance	~~W~~	15,876,442	29,294,584	45,171,026

		December 31, 2017
		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	13,944,878	20,923,326	34,868,204
Changes in cash flows		999,425	3,592,690	4,592,115
Amortization		802	3,196	3,998
Net foreign currencies transaction loss (gain)		(473,385)	(446,833)	(920,218)
Changes in fair value of hedged items		-	(142,656)	(142,656)
Ending balance	~~W~~	14,471,720	23,929,723	38,401,443

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.	Related party transactions

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows:

Related party	Account		December 31, 2018	December 31, 2017
Subsidiaries
Shinhan Asia Ltd.	Cash and due from banks	~~W~~	-	324
	Loans		-	326,749
	Allowance for loan loss		-	(61)
	Other assets		-	614
	Deposits		115,409	512
Shinhan Bank Europe GmbH	Cash and due from banks		1,615	3,012
	Loans		310,947	240,155
	Allowance for loan loss		(899)	(708)
	Other assets		703	352
	Deposits		19	18
	Borrowings		129,914	56,210
Shinhan Bank Cambodia	Cash and due from banks		61	185
	Loans		71,558	57,856
	Allowance for loan loss		(145)	(79)
	Other assets		423	309
	Provisions		1	1
Shinhan Kazakhstan Bank	Cash and due from banks		990	588
Limited	Loans		3,354	-
	Allowance for loan loss		(9)	(1)
	Other assets		1	-
	Deposits		-	6
	Provisions		300	368
Shinhan Bank Canada	Cash and due from banks		-	542
	Loans		117,827	117,300
	Allowance for loan loss		(337)	(344)
	Other assets		970	394
	Deposits		389	287
	Borrowings		10,866	11,191
Shinhan Bank China Limited	Cash and due from banks		26,220	6,081
	Loans		226,943	185,369
	Allowance for loan loss		(513)	(262)
	Other assets		1,630	804
	Deposits		1,449	2,065
	Borrowings		7,441	4,493
	Provisions		131	89

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows: (continued)

Related party	Account	December 31, 2018	December 31, 2017

Subsidiaries (continued)

Shinhan Bank Japan	Cash and due from banks	~~W~~	18,602	25,620
	Loans		167,715	214,280
	Allowance for loan loss		(268)	(179)
	Other assets		1,492	1,244
	Deposits		13,255	156
	Borrowings		52,954	124,212
	Provisions		29	14
	Other liabilities		500	702
Shinhan Bank Vietnam Ltd.	Cash and due from banks		201	5,036
	Loans		66,474	32,784
	Allowance for loan loss		(16)	(9)
	Deposits		56,040	7,450
	Borrowings		72,677	-
	Provisions		445	324
PT Bank Shinhan Indonesia	Cash and due from banks		343	187
	Loans		272,816	110,890
	Allowance for loan loss		(781)	(324)
	Other assets		2,101	254
Shinhan Bank America	Cash and due from banks		11,257	17,908
	Allowance for loan loss		(32)	(52)
Shinhan Bank Mexico	Loans		25,157	-
	Allowance for loan loss		(4,544)	-
	Other assets		124	-
Trust accounts	Other assets		306	584
	Other liabilities		230,148	244,706
Structured entities	Securities at fair value through profit or loss		715,762	1,294,317
	Derivative assets		5,602	121
	Loans		13,692	15,878
	Allowance for loan loss		(50)	(44)
	Other assets		30,192	27,698
	Deposits		7,251	9,529
	Derivative liabilities		1,988	9,722
	Provisions		31,300	29,213
	Other liabilities		-	1

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41. Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows: (continued)

Related party		Account		December 31, 2018		December 31, 2017
The parent company
Shinhan Financial Group	Other assets	~~W~~	-		934
	Deposits		24		3
	Other liabilities		309,355		222,867
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		5,100		785
	Other assets		1,338		2,248
	Deposits		23,522		7,263
	Derivative liabilities		269		2,539
	Provisions		180		47
	Other liabilities		22,702		23,106
Shinhan Investment Corp.	Cash and due from banks		6,281		3,461
	Derivative assets		13,095		3,954
	Loans		22,914		14,984
	Allowance for loan loss		(19)		(4)
	Other assets		19,972		18,240
	Deposits		202,561		272,064
	Derivative liabilities		1,981		39,302
	Provisions		67		34
	Other liabilities		40,338		39,010
Shinhan Life Insurance	Derivative assets		17,302		1,558
	Other assets		3		11
	Deposits		14,335		6,379
	Derivative liabilities		7,771		44,928
	Provisions		16		4
	Other liabilities		14,674		15,184
Shinhan Capital Co., Ltd.	Deposits		1,504		754
	Provisions		14		14
	Other liabilities		13,611		12,799
Jeju Bank	Loans		1,621		2,658
	Allowance for loan loss		(2)		(1)
	Other assets		1		1
	Deposits		11,045		22,376
	Other liabilities		2,446		2,475
Shinhan Credit Information	Deposits		3,793		6,059
Co., Ltd.	Other liabilities		1,599		1,719
Shinhan Alternative Investment	Deposits		5,405		168
Management Inc.	Other liabilities		23		-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows:

   (continued)

Related party	Account		December 31, 2018	December 31, 2017
Entities under common control (continued)
Shinhan BNP Paribas AMC	Deposits	~~W~~	121,976	117,149
	Other liabilities		1,673	1,512
Shinhan DS	Deposits		815	11,135
	Other liabilities		6,567	6,544
Shinhan Savings Bank	Other liabilities		8,987	8,987
Shinhan Aitas	Deposits		14,604	9,381
	Other liabilities		60	41
Shinhan REITs Management	Deposits		79	71
Investments in associates and associates of entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Other assets		-	9,760
	Deposits		444	446
	Provisions		-	2
BNP Paribas Cardif General Insurance	Deposits		157	221
Dream High Fund III	Deposits		4	3
Midas Dong-A Snowball Venture Fund	Deposits		159	220
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		-	78
JAEYOUNG SOLUTEC Co., Ltd. (*1)	Loans		-	14,847
	Allowance for loan loss		-	(123)
	Deposits		-	2,659
	Provisions		-	4
Partners 4th Growth Investment Fund	Deposits		1,855	2,076
Credian Health Care Private Equity Fund II	Deposits		45	26
Snowball Venture Fund II	Deposits		354	239
IBKS-Shinhan Creative Economy New Technology Fund II	Deposits		672	76
YIUM The 3rd Private Investment Joint Stock Company	Deposits		49	65
Branbuil Co., Ltd	Deposits		-	55
KTB Newlake Global Healthcare PEF	Loans		151	-
	Allowance for loan loss		(1)	-
	Deposits		-	465
	Provisions		-	13

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows:

   (continued)

Related party	Account		December 31, 2018	December 31, 2017
Investments in associates and associates of entities under common control (continued)
Taihan Industrial System Co., Ltd	Deposits	~~W~~	85	100
ICSF (The Korea’s Information Center for Savings & Finance)	Deposits		4	4
Key management personnel
	Loans		2,783	2,828
	Allowance for loan loss		(1)	(3)
	Provisions		1	1

(*1) This investee was sold and excluded from associates during the year ended December 31, 2018.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows:

Related party	Account		2018	2017
Subsidiaries
Shinhan Asia Ltd.	Interest income	~~W~~	8,873	3,108
	Dividend income		118,619	-
	Reversal of (provision for) allowance		61	(17)
Shinhan Bank	Interest income		3,930	2,424
Europe GmbH	Fees and commission income		81	58
	Provision for allowance		(182)	(189)
	Interest expense		(1,744)	-
Shinhan Bank Cambodia	Interest income		1,549	725
	Fees and commission income		47	49
	Provision for allowance		(66)	(20)
	Other operating expense		(1)	(1)
Shinhan Kazakhstan	Interest income		1	-
Bank Limited	Fees and commission income		76	87
	Other operating income		68	-
	Reversal of (provision for) allowance		(8)	9
	Interest expense		-	(13)
	Other operating expense		-	(368)
Shinhan Bank Canada	Interest income		2,592	2,006
	Fees and commission income		89	101
	Provision for allowance		5	(68)
Shinhan Bank China Limited	Interest income		6,351	4,174
	Fees and commission income		339	252
	Other operating income		-	5
	Reversal of (provision for) allowance		(252)	143
	Other operating expense		(42)	-
Shinhan Bank Japan	Interest income		4,680	4,585
	Fees and commission income		533	618
	Other operating income		-	84
	Reversal of (provision for) allowance		(90)	45
	Interest expense		(885)	-
	Other operating expense		(15)	-
Shinhan Bank Vietnam Ltd.	Interest income		-	380
	Fees and commission income		879	1,503
	Other operating income		-	194
	Reversal of allowance		(7)	8
	Interest expense		(842)	-
	Other operating expense		(121)	-

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows: (continued)

Related party	Account		2018	2017
Subsidiaries (continued)
PT Bank Shinhan Indonesia	Interest income	~~W~~	4,729	786
	Fees and commission income		385	1
	Provision for allowance		(458)	(322)
	Other operating expense		-	(3)
Shinhan Bank America	Fees and commission income		127	136
	Reversal of (provision for) allowance		20	(52)
Shinhan Bank Mexico	Interest income		130	-
	Provision for allowance		(4,544)	-
Trust Accounts	Fees and commission income		20,115	18,851
	Interest expense		(4,786)	(2,849)
Structured entities	Interest income		18,295	26,950
	Fees and commission income		15,466	13,181
	Gain related to derivatives		14,319	3,546
	Other operating income		55	368
	Interest expense		(54)	(50)
	Loss related to derivatives		(1,289)	(10,499)
	Reversal of (provision for) allowance		(5)	28
	Other operating expense		(2,087)	-
The parent company
Shinhan Financial Group	Other operating income		1,392	2,228
	Interest expense		(268)	(228)
	Fees and commission expense		(31,608)	(29,779)

Entities under common control
Shinhan Card Co., Ltd.	Interest income		3,302	1,868
	Fees and commission income		198,589	187,385
	Gain related to derivatives		8,975	2,694
	Other operating income		1,815	2,092
	Interest expense		(256)	(528)
	Fees and commission expense		(180)	(177)
	Loss related to derivatives		(371)	(5,111)
	Other operating expense		(3,561)	(3,064)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows: (continued)

Related party	Account		2018	2017
Entities under common control (continued)
Shinhan Investment	Interest income	~~W~~	950	466
Corp.	Fees and commission income		7,362	5,167
	Gain related to derivatives		45,592	10,037
	Other operating income		4,484	4,637
	Interest expense		(2,247)	(1,499)
	Loss related to derivatives		(14,150)	(98,769)
	Reversal of (provision for) allowance		(15)	(3)
	Other operating expense		(286)	(785)
Shinhan Life Insurance	Interest income		49	47
	Fees and commission income		11,286	7,513
	Gain related to derivatives		51,311	7,117
	Other operating income		695	1,470
	Interest expense		(278)	(264)
	Loss related to derivatives		(8,272)	(109,882)
	Other operating expense		(641)	(843)
Shinhan Capital	Other operating income		972	314
Co., Ltd.	Interest expense		(229)	(241)
	Fees and commission expense		-	(10)
	Other operating expense		-	(4)
Jeju Bank	Interest income		25	3
	Other operating income		52	44
	Interest expense		(79)	(45)
	Provision for allowance		(1)	-
Shinhan Credit	Fees and commission income		3	3
Information Co., Ltd.	Other operating income		83	76
	Interest expense		(84)	(94)
	Fees and commission expense		(5,095)	(4,645)
Shinhan Alternative Investment Management Inc.	Interest expense		(37)	-
Shinhan BNP Paribas	Fees and commission income		44	-
AMC	Other operating income		9	52
	Interest expense		(2,157)	(1,187)
	Reversal of allowance		-	16
	Fees and commission expense		(2,158)	(2,250)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows: (continued)

Related party	Account		2018	2017
Entities under common control (continued)
Shinhan DS	Other operating income	~~W~~	175	134
	Interest expense		(146)	(168)
	Other operating expense		(41,096)	(34,629)
Shinhan Savings Bank	Fees and commission income		869	796
	Other operating income		205	175
	Interest expense		(152)	(120)
Shinhan Aitas	Fees and commission income		31	31
	Other operating income		6	5
	Interest expense		(70)	(71)
Shinhan BNPP Global Multi Asset Security Trust	Fees and commission income		-	5
Shinhan REITs Management	Interest expense		(132)	-
Investments in associates and entities under common control
BNP Paribas Cardif Life Insurance Co., Ltd.	Fees and commission income		2,418	3,246
	Other operating income		-	(1)
BNP Paribas Cardif General Insurance	Fees and commission income		5	2
IBKS-Shinhan Creative Economy New Technology Fund	Interest expense		-	(2)
Midas Dong-A Snowball
Venture Fund	Interest expense		(2)	(3)
JAEYOUNG SOLUTEC	Interest income		347	654
CO., LTD. (*1)	Fees and commission income		1	1
	Other operating income		3	3
	Reversal of (provision for) allowance		(2)	(55)
	Interest expense		(1)	(4)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows: (continued)

Related party	Account		2018	2017
Investments in associates and entities under common control (continued)
Partners 4th Growth Investment Fund	Interest expense	~~W~~	(19)	(16)
Shinhan-Albatross Technology Investment Fund	Interest expense		-	(21)
KTB Newlake Global Healthcare PEF	Interest income		2	10
Snowball Venture Fund II	Interest expense		(2)	-
Branbuil Co., Ltd.	Fees and commission income		-	2
Taihan Industrial System Co., Ltd.	Fees and commission income		1	2
Hyungje Art Printing	Interest income		13	-
	Fees and commission income		1	-

Key management personnel
	Interest income		94	51

(*1) These investee was sold and excluded from associates during the year ended December 31, 2018.

.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Short and long term employee benefits	~~W~~	14,175	8,916
Post-employment benefits		305	298
Share-based payment transactions		2,393	4,655
	~~W~~	16,873	13,869

(d) The guarantees provided between the related parties as of December 31, 2018 and 2017 were as follows:

		Amount of guarantees
Guaranteed party		December 31, 2018	December 31, 2017	Account
Shinhan Bank China Limited	~~W~~	65,056	65,599	Financial guarantee
Shinhan Bank Cambodia		559	536	Financial guarantee
Shinhan Kazakhstan Bank Limited		22,362	21,428	Financial guarantee
Shinhan Bank Vietnam Ltd.		255,528	205,822	Financial guarantee
		3,765	32	Performance guarantees
Shinhan Bank Japan		20,264	18,982	Financial guarantee
Structured entities (*1)		2,601,495	1,840,403	ABCP purchase commitments
		679,345	278,266	Unused credit limit
Shinhan Investment Corp.		214,955	218,166	Unused credit limit
Shinhan Card Co., Ltd.		500,000	500,000	Unused credit limit
Shinhan Life Insurance		50,000	50,000	Unused credit limit
Shinhan Capital Co., Ltd.		70,000	70,000	Unused credit limit
Shinhan BNP Paribas AMC		228,216	53,484	Security underwriting commitment
BNP Paribas Cardif Life Insurance Co., Ltd.		10,000	10,000	Unused credit limit
Shinhan Alternative Investment Management Inc.		3,600	-	Security underwriting commitment
Neoplux Technology Valuation Investment Fund		-	6,000	Security underwriting commitment
JAEYOUNG SOLUTEC		-	109	Unused credit limit
CO., LTD. (*2)		-	429	Import letter of credit
KTB Newlake Global Healthcare PEF		849	700	Unused credit limit
Shinhan Private Equity Inc.		3,600	-	Security underwriting commitment
	~~W~~	4,725,994	3,339,956

(*1) The amount was recognized after deducting the balance of current ABCP.

(*2) This investee was sold and excluded from associates during the year ended December 31, 2018.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(e) Details of collaterals provided to the related parties as of December 31, 2018 and 2017 were as follows:

				December 31, 2018		December 31, 2017
	Related party	Pledged assets		Book value	Collateral value	Book value	Collateral value
Subsidiary	Shinhan Bank Japan	Securities	~~W~~	149,934	149,934	149,811	149,811
Entity under common control	Shinhan Life Insurance	Securities		10,230	10,230	10,271	10,271
			~~W~~	160,164	160,164	160,082	160,082

(f) Details of collaterals provided by the related parties as of December 31, 2018 and 2017 were as follows:

	Related party	Pledged assets		December 31, 2018	December 31, 2017
Subsidiaries	S-redefine 4th Co., Ltd.	Trust	~~W~~	318,000	-
	Tiger Eyes 1st Co., Ltd	Real estate		60,000	60,000
	Sunny Financial 9th Co., Ltd.	Trust		36,000	36,000
	Sunny Smart 8th Co., Ltd.	Trust		24,000	24,000
	Sunny more 1st Co., Ltd.	Other movables		24,000	24,000
	S-solution 9th Co., Ltd.	Real estate		18,000	18,000
	S-smart 3rd Co., Ltd.	Trust		16,680	16,680
	Sunny Russell 4th L.L.C	Other movables		12,000	12,000
	Redefine Unjung Co., Ltd.	Real estate		66,000	-
	GIB dochuk Co., Ltd.	Trust		39,000	-
Entities under	Shinhan Investment Corp.	Deposits		135,700	135,700
common control		Real estate		91,974	91,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		6,000	7,170
	Shinhan Credit Information Co., Ltd.	Deposits		180	180
Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Government bonds		12,000	11,666
	JAEYOUNG SOLUTEC	Real estate		-	20,814
	CO., LTD. (*1)	Korea Trade Insurance Corporation guarantee		-	7,037
			~~W~~ 	879,534	485,221

(*1) This investee was sold and excluded from associates during the year ended December 31, 2018.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.  Related party transactions (continued)

(g) Details of significant lease and collection of related parties as of December 31, 2018 are as follows:

	Related party		Beginning balance (*1)	Rental	Recovery (*2)	Ending balance (*1)
Subsidiaries	Structured entities	~~W~~	15,878	32,787	(34,973)	13,692
	Shinhan Asia Ltd.		326,749	1,116,665	(1,443,414)	-
	Shinhan Bank Vietnam Ltd.		32,784	122,169	(88,479)	66,474
	Shinhan Bank Canada		117,300	132,477	(131,950)	117,827
	Shinhan Bank Cambodia		57,856	133,428	(119,726)	71,558
	Shinhan Bank China Limited		185,369	241,672	(200,098)	226,943
	Shinhan Bank Japan		214,280	384,753	(431,318)	167,715
	PT Bank Shinhan Indonesia		110,890	538,766	(376,840)	272,816
	Shinhan Bank Europe GmbH		240,155	512,696	(441,904)	310,947
	Shinhan Bank Mexico		-	26,048	(891)	25,157
	Shinhan Kazakhstan Bank Limited		-	3,354	-	3,354
Entities under common control	Jeju Bank		2,658	3,223	(4,260)	1,621
	Shinhan Investment Corp.		14,984	39,307	(31,377)	22,914
Investment in associates	KTB Newlake Global Healthcare PEF		-	151	-	151

(*1) The amount is before deducting allowance for bad debts.

(*2) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

(h) Details of significant redemption of borrowings of related parties as of December 31, 2018 are as follows:

	Related party		Beginning	Rental	Recovery (*1)	Ending
Subsidiaries	Shinhan Bank Europe GmbH	~~W~~	56,210	227,067	(153,363)	129,914
	Shinhan Bank Japan		124,212	171,539	(242,797)	52,954
	Shinhan Bank Canada		11,191	23,012	(23,337)	10,866
	Shinhan Bank China Limited		4,493	16,963	(14,015)	7,441
	Shinhan Asia Ltd.		-	38,123	(38,123)	-
	Shinhan Bank Cambodia		-	23,106	(23,106)	-
	Shinhan Bank Vietnam Ltd.		-	72,677	-	72,677

(*1) It includes gains and losses of foreign exchange regarding overseas subsidiaries.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

42.  Information of trust business

(a) Total assets with trust business as of December 31, 2018 and 2017 and operating revenue for the years ended December 31, 2018 and 2017 were as follows:

		Total assets		Operating revenue
		December 31, 2018	December 31, 2017	2018	2017
Consolidated	~~W~~	4,521,280	4,471,457	128,577	112,528
Unconsolidated		71,639,988	46,014,514	996,465	929,899
	~~W~~	76,161,268	50,485,971	1,125,042	1,042,427

(b) Significant balances with trust business as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Borrowings from trust accounts	~~W~~	3,224,946	4,297,314
Accrued revenues from asset management fee from trust accounts		34,286	29,379
Accrued interest expenses		1,325	824

(c) Significant transactions with trust business for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Asset management fee from trust accounts	~~W~~	212,537	185,040
Termination fee		6,840	3,415
Interest on borrowings from trust accounts		49,940	40,717

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies

As described in Note 2, the Bank has changed its accounting policies upon adoption of K-IFRS No.1109, Financial Instruments, and K-IFRS No.1115, Revenue from Contracts with Customers.  With respect to classification, measurement and impairment of financial instruments, the separate financial statements as of and for the year ended December 31, 2017 have not been restated in accordance with the exemption not to restate comparative financial statements.

K-IFRS No.1109 replaced K-IFRS No.1039, Financial Instruments: Recognition and Measurement, relating to recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.  Additionally, K-IFRS No.1109 made amendments to other standards relating to financial instruments such as K-IFRS No.1107, Financial Instruments: Disclosures.

K-IFRS No.1115 replaced existing revenue recognition guidance, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’, K-IFRS No.2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No.2113, ‘Customer Loyalty Programmes’, K-IFRS No.2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No.2118, ‘Transfers of Assets from Customers.’

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies (continued)

(i) Changes in equity due to application of K-IFRS No.1109 and No.1115

Changes in equity as of January 1, 2018 due to the initial application date of K-IFRS No.1109 and No.1115 were as follows:

		Amounts
Retained earnings at January 1, 2018 before changes	~~W~~	13,418,460
Adjustments of retained earnings due to the application of K-IFRS No.1109:
Reclassification from financial assets at amortized cost to financial assets at FVTPL		2,456
Reclassification from available-for-sale financial assets to financial assets at FVTPL		49,931
Reclassification from available-for-sale financial assets to financial assets at FVOCI		200,339
Increase in loss allowance for financial assets at amortized cost		(364,464)
Increase in loss allowance for loan commitments and financial guarantee contracts		528
Increase in loss allowance for debt instruments at FVOCI		(7,972)
Others (*1)		(3,253)
		(122,435)
Adjustments of retained earnings due to the application of K-IFRS No.1115 (*2)		(2,554)
Tax effects (*3)		34,373
Retained earnings at January 1, 2018 after changes	~~W~~	13,327,844

		Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(225,695)
Adjustments of accumulated other comprehensive income due to the application of K-IFRS No.1109:
Reclassification from available-for-sale financial assets to financial assets at FVTPL		(49,931)
Reclassification from available-for-sale financial assets to financial assets at FVOCI		(200,339)
Increase in loss allowance for debt instruments at FVOCI		7,972
Others (*1)		1,465
		(240,833)
Tax effects (*3)		66,229
Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(400,299)

(*1)	Others represent translation difference of foreign currencies, etc.
(*2)	Adjustments were resulting from deferred fee income on management of trust accounts under K-IFRS No.1115, which was previously recognized as profit or loss at a point in time.
(*3)	Tax effects due to the application of K-IFRS No.1109 were separately shown.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies (continued)

(ii) Reclassification of financial instruments upon adoption of K-IFRS No.1109

Details of reclassification of financial instruments as of January 1, 2018, the initial application date of K-IFRS No.1109, were as follows:

		Classification under K-IFRS No.1039	Classification under K-IFRS No.1109			Amounts under K-IFRS No.1039 (*1)		Amounts under K-IFRS No.1109 (*1)	Difference
Financial assets:
Due from banks		Loans and receivables	Amortized cost	~~W~~		13,057,347		13,057,347	-
Loans		Loans and receivables	Financial assets at FVTPL			605,367		606,439	1,072
		Loans and receivables	Amortized cost			217,703,397		217,703,397	-
Other financial assets		Loans and receivables	Amortized cost			8,788,507		8,788,507	-
Trading assets (debt securities)		Trading assets	Financial assets at FVTPL			8,341,580		8,341,580	-
Trading assets (equity securities)		Trading assets	Financial assets at FVTPL			303,993		303,993	-
Trading assets (gold/silver deposits)		Trading assets	Financial assets at FVTPL			189,297		189,297	-
Derivatives		Trading assets	Financial assets at FVTPL			2,602,690		2,598,327	(4,363)
Available-for-sale financial assets (debt securities)		Available-for-sale financial assets	Financial assets at FVTPL			28,423,684		28,423,684	-
Available-for-sale financial assets (equity securities)		Available-for-sale financial assets	Financial assets at FVTPL			2,298,554		2,301,835	3,281
		Available-for-sale financial assets	Financial assets at FVOCI			404,159		404,159	-
Held-to-maturity financial assets (debt securities)		Held-to-maturity financial assets	Amortized cost			14,358,584		14,358,584	-
				~~W~~		297,077,158		297,077,149	(9)
Financial Liabilities:
Deposits	Financial liability at amortized cost		Financial liabilities at amortized cost	~~W~~	223,975,037		223,975,037		-
Trading liabilities	Trading liabilities		Financial liabilities at FVTPL		434,586		434,586		-
Derivatives	Trading liabilities		Financial liabilities at FVTPL		2,996,958		2,996,958		-
Borrowings	Financial liabilities at amortized cost		Financial liabilities at amortized cost		14,471,720		14,471,720		-
Debt securities issued	Financial liabilities at amortized cost		Financial liabilities at amortized cost		23,929,723		23,929,723		-
Others	Financial liabilities at amortized cost		Financial liabilities at amortized cost		14,474,096		14,474,096		-
				~~W~~	280,282,120		280,282,120		-

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies (continued)

(iii) Impairment of financial assets upon adoption of K-IFRS No.1109

Changes of credit loss allowance as of January 1, 2018, the initial application date of K-IFRS No.1109, were as follows:

Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Loss allowance under K-IFRS No.1039	Loss allowance under K-IFRS No.1109	Difference
Loans and receivables
Due from banks	Financial assets at amortized cost	~~W~~	3,080	3,081	1
Loans and receivables	Financial assets at amortized cost		1,320,101	1,685,531	365,430
	Financial assets at FVTPL		3,315	-	(3,315)
Other financial assets	Financial assets at amortized cost		24,193	25,174	981
Available-for-sale financial assets
Debt securities	Financial assets at FVOCI		-	7,972	7,972
Held-to-maturity financial assets
Debt securities	Financial assets at amortized cost		-	1,367	1,367
			1,350,689	1,723,125	372,436
Financial guarantee	Financial guarantee		80,587	81,565	978
Unused credit line and other credit commitment	Unused credit line and other credit commitment		65,740	64,234	(1,506)
		~~W~~	146,327	145,799	(528)

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies (continued)

(iv) Details in reclassification of financial instruments from application of K-IFRS No.1109

For the financial assets and liabilities as of January 1, 2018, the date of the initial application of K-IFRS No.1109, details of reclassifications and remeasurements in the Bank’s financial assets and liabilities from application of K-IFRS No.1109 were as follows:

1) Effects on gross carrying amounts

		Amounts under K-IFRS No.1039 (*1)	Amounts reclassified	Amounts remeasured		Amounts under K-IFRS No.1109 (*1)	Changes in retained earnings	Changes in other comprehensive income
Financial assets:
Due from banks
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	13,057,347	-	-		13,057,347	-	-
Loans
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		218,308,764	-	-		218,308,764	-	-
Reclassification to financial assets at FVTPL (*2)		-	(605,367)	-		(605,367)	-	-
		218,308,764	(605,367)	-		217,703,397	-	-
Other financial assets
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		8,788,507	-	-		8,788,507	-	-

Trading assets (debt securities) (*4)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		8,341,580	-	-		8,341,580	-	-
Reclassification to financial assets at FVTPL		-	(8,341,580)	-		(8,341,580)	-	-
		8,341,580	(8,341,580)	-	-	-	-	-
Trading assets (equity securities)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		303,993	-	-		303,993	-	-
Reclassification to financial assets at FVTPL		-	(303,993)	-		(303,993)	-	-
		303,993	(303,993)	-		-	-	-
Trading assets (gold deposits)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		189,297	-	-		189,297	-	-
Reclassification to financial assets at FVTPL		-	(189,297)	-		(189,297)	-	-
		189,297	(189,297)	-		-	-	-
Derivative assets (*1)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		2,602,690	-	-		2,602,690	-	-
Reclassification to financial assets at FVTPL		-	(4,363)	-		(4,363)	-	-
		2,602,690	(4,363)	-		2,598,327	-	-
Available-for-sale financial assets (debt securities)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		28,423,684	-	-		28,423,684	-	-
Reclassification to financial assets at FVOCI		-	(28,423,684)	-		(28,423,684)	-	-
		28,423,684	(28,423,684)	-		-	-	-

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies (continued)

(iv) Details in reclassification of financial instruments from application of K-IFRS No.1109 (continued)

		Amounts under K-IFRS No.1039 (*1)	Amounts reclassified	Amounts remeasured	Amounts under K-IFRS No.1109 (*1)	Changes in retained earnings	Changes in other comprehensive income
Available-for-sale financial assets (equity securities)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	2,702,713	-	-	2,702,713	-	-
Reclassification to financial assets at FVTPL (*3)		-	(2,298,554)	-	(2,298,554)	-	-
Reclassification to financial assets at FVOCI		-	(404,159)	-	(404,159)	-	-
		2,702,713	(2,702,713)	-	-	-	-
Held-to-maturity financial assets
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		14,358,584	-	-	14,358,584	-	-
Reclassification to financial assets at amortized cost		-	(14,358,584)	-	(14,358,584)	-	-
		14,358,584	(14,358,584)	-	-	-	-
Financial assets at FVTPL
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from loans and receivables		-	605,367	2,456	607,823	2,456	-
Transfer from trading assets		-	8,834,870	-	8,834,870	-	-
Transfer from available-for-sale financial assets		-	2,298,554	-	2,298,554	49,931	(49,931)
Transfer from derivative assets		-	4,363	109	4,472	109	-
Others		-	(2,575)	-	(2,575)	-	-
		-	11,740,579	2,565	11,743,144	52,496	(49,931)
Financial assets at FVOCI (*5)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from available-for-sale financial assets		-	28,827,843	-	28,827,843	200,339	(200,339)
		-	28,827,843	-	28,827,843	200,339	(200,339)
Financial assets at amortized cost (*5)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from held-to-maturity financial assets		-	14,358,584	-	14,358,584	-	-
		-	14,358,584	-	14,358,584	-	-
	~~W~~	297,077,159	(2,575)	2,565	297,077,149	252,835	(250,270)

Financial liabilities:
Deposits
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	223,975,037	-	-	223,975,037	-	-
Trading liabilities
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		434,586	-	-	434,586	-	-
Reclassification to financial liabilities at FVTPL		-	(434,586)	-	(434,586)	-	-
		434,586	(434,586)	-	-	-	-
Financial liabilities at FVTPL
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from trading liabilities		-	434,586	-	434,586	-	-
		-	434,586	-	434,586	-	-

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies (continued)

(iv) Details in reclassification of financial instruments from application of K-IFRS No.1109 (continued)

		Amounts under K-IFRS No.1039 (*1)	Amounts reclassified	Amounts remeasured	Amounts under K-IFRS No.1109 (*1)	Changes in retained earnings	Changes in other comprehensive income
Derivative liabilities
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	2,996,958	-	-	2,996,958	-	-
Borrowings
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		14,471,720	-	-	14,471,720	-	-
Debt securities issued
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		23,929,723	-	-	23,929,723	-	-
Other financial liabilities
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		14,474,096	-	-	14,474,096	-	-
	~~W~~	280,282,120	-	-	280,282,120	-	-

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

(*2) Loans and receivables amounted to ~~W~~605,367 million under K-IFRS No.1039 have been reclassified to financial assets at FVTPL from application of K-IFRS No.1109.  The reasons for reclassification were as follows:

Classification		Amounts

Reclassification by business model for financial asset management	~~W~~	495,700
Financial assets not qualifying characteristics of contractual cash flows that are solely payments of principal and interest		109,667
	~~W~~	605,367

(*3) Equity securities amounted to ~~W~~2,298,554 million under K-IFRS No.1039, which were classified as available- for-sale financial assets, have been reclassified to financial assets at FVTPL from application of K-IFRS No.1109.  The reasons for reclassification were as follows:

Classification		Amounts

Financial asset not qualifying characteristics of contractual cash flows that are solely payments of principal and interest of puttable financial instruments	~~W~~	2,204,045
No designation of financial assets at FVOCI		94,509
	~~W~~	2,298,554

(*4) With respect to financial assets and financial liabilities reclassified from financial assets at FVTPL, effective interest rates calculated on the initial application date of K-IFRS No.1109 and interest income or expense recognized shall be disclosed.  Such reclassification has not occurred from the application of K-IFRS No.1109.

(*5) With respect to financial assets and financial liabilities reclassified to financial instruments at amortized cost, and financial assets at FVTPL reclassified to financial assets at FVOCI, the gain or loss on fair value measurement that would otherwise have been recognized in profit or loss or other comprehensive income in the reporting period, and the fair value of the financial assets or financial liabilities, shall be disclosed.  Such reclassification has not occurred from application of K-IFRS No.1109.

SHINHAN BANK

Notes to the Separate Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.  Transition effects arising from changes in accounting policies (continued)

(iv) Details in reclassification of financial instruments from application of K-IFRS No.1109 (continued)

2) Credit loss allowance

		Amounts under K-IFRS No.1039 (*1)	Amounts reclassified	Amounts remeasured	Amounts under K-IFRS No.1109 (*1)	Changes in retained earnings	Changes in other comprehensive income
Credit loss allowance for
Due from banks	~~W~~	3,080	-	1	3,081	(1)	-
Loans and receivables		1,323,416	(3,315)	365,430	1,685,531	(362,115)	-
Financial guarantee		80,587	-	978	81,565	(978)	-
Unused credit line and other credit commitment		65,740	-	(1,506)	64,234	1,506	-
Debt securities at FVOCI		-	-	7,972	7,972	(7,972)	7,972
Debt securities at amortized cost		-	-	1,367	1,367	(1,367)	-
Other financial assets		24,193	-	981	25,174	(981)	-
	~~W~~	1,497,016	(3,315)	375,223	1,868,924	(371,908)	7,972

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

(v) Hedge accounting

K-IFRS No.1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS No.1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced complex and rule-based hedge accounting requirements in K-IFRS No.1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%).

Hedge accounting can be applied to certain transactions that fail to qualify for hedge accounting requirements under K-IFRS No.1039 when applying K-IFRS No.1109, and thus alleviates profit or loss volatility.

The Bank applied the requirements for hedge accounting under K-IFRS No.1109 as much as possible to the risk management activities that meet the requirements for hedge accounting.  As of December 31, 2018, there were no transactions that failed to qualify for hedge accounting requirements under K-IFRS No.1039 but for which hedge accounting was applied under K-IFRS No.1109.

Independent Auditors’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the President of

Shinhan Bank:

We have reviewed the accompanying Report on the Operational Status of Internal Accounting Control System (“IACS”) of Shinhan Bank (the “Bank”) as of December 31, 2018. The Bank's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management's assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Bank’s management stated: “Based on the assessment of the operational status of the IACS, no material weaknesses are identified as of December 31, 2018, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operational Status of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Bank’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the Report on the Operational Status of Internal Accounting Control System as of December 31, 2018 is not prepared, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Bank’s IACS in existence as of December 31, 2018. We did not review the Bank’s IACS subsequent to December 31, 2018. This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc. and may not be appropriate for other purposes or for other users.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2019

Notice to Readers This report is annexed in relation to the audit of the separate financial statements as of December 31, 2018.

Report on the Operations of Internal Accounting Control System

To the Shareholders, Board of Directors, and Audit Committee of Shinhan Bank Co., Ltd.

We, as the Chief Executive Officer("CEO") and the Internal Accounting Control Officer("IACO") of Shinhan Bank("the Bank"), assessed the status of the design and operation of the Bank's Internal Accounting Control System("IACS") for the year ending December 31, 2018.

Design and Operation of IACS is the responsibility of the Bank's management, including the CEO and the IACO.

We evaluated whether the Bank effectively designed and operated its IACS to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the IACS Framework established by the Internal Accounting Control System Operation Committee in Korea as the criteria for the assessment of design and operation of the IACS.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

Sung Ho, Wi, *Chief Executive Officert*

Cheol-Soo, Joo, *Internal Accounting Control Officer*

Cheol Soo, Joo

January 24 , 2019